Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FOURTH QUARTER AND FULL YEAR 2014 RESULTS —
STRONG OPERATIONAL PERFORMANCE YIELDS RECORD ANNUAL
PRODUCTION; INITIAL RESOURCE DECLARED AT AMARUQ

Toronto (February 11, 2015) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported a quarterly net loss of $21.3 million, or a net loss of $0.10 per share for the fourth quarter of 2014.  This result includes a non-cash foreign currency translation loss on deferred tax liabilities of $20.3 million ($0.10 per share), various mark-to-market adjustment losses of $5.0 million ($0.02 per share), unrealized losses on financial instruments of $7.7 million ($0.04 per share), non-cash foreign currency translation losses of $7.0 million ($0.03 per share), non-cash stock option expense of $3.5 million ($0.02 per share) and non-recurring gains of $5.6 million ($0.03). Excluding these items would result in adjusted net income of $16.6 million ($0.08 per share) for the fourth quarter of 2014.  In the fourth quarter of 2013, the Company reported a net loss of $780.3 million or a net loss of $4.49 per share, which included a $1.0 billion impairment loss.

Fourth quarter 2014 cash provided by operating activities was $164.0 million ($152.2 million before changes in non-cash components of working capital), this compares to cash provided by operating activities of $140.8 million in the fourth quarter of 2013 ($135.8 million before changes in non-cash components of working capital).  The slight increase in cash flow before changes in working capital during the current period was largely due to higher production which more than offset lower realized gold and silver prices (down 10% and 23% respectively, period over period).

“Our operations continue to perform well, which allowed us to exceed both our production and cost guidance for the third year in a row.  With projected year-over-year production growth of 12%, lower fuel costs and weaker local currencies anticipated in Canada, Mexico and Finland, we expect to have another strong year in 2015”, said Sean Boyd, President and Chief Executive Officer.  “It should also be an exciting year on the exploration front, with drilling activities underway at most of our mines, and significant programs planned at our Amaruq project in Nunavut and El Barqueno project in Mexico.  Given the strong potential to expand the initial 1.5 million ounce resource at Amaruq, and the recent positive permitting news at Meliadine, we expect to unlock additional value from our Nunavut platform in 2015”, added Mr. Boyd.

Fourth quarter, full year 2014 and recent highlights include:

•                  Record annual gold production — Payable gold production1 in 2014 was 1,429,288 ounces at total cash costs2 per ounce on a by-product basis of $637, compared to guidance of 1,400,000 ounces at total cash costs per ounce on a by-product basis of $663. All-in sustaining costs3 (“AISC”) for 2014 was $954 per ounce on a by-product basis, which is below the previous 2014 guidance of $990 per ounce on a by-product basis.

•                  Record fourth quarter production — Payable production in Q4 2014 was 387,538 ounces of gold at total cash costs per ounce on a by-product basis of $662

•                  2015 guidance maintained — Production for 2015 is expected to be approximately 1.6 million ounces of gold with total cash costs on a by-product basis of $610 to $630 per ounce. AISC are forecast to be approximately $880 to $900 per ounce

•                  Year-over-year increase in reserves and resources — With the acquisition of Osisko Mining Corporation, reserves at year end 2014 were 20.0 million ounces compared to 16.9 million ounces at year end 2013.  Measured and indicated

1Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2Total cash costs per ounce is a Non-GAAP measure.  For a reconciliation to production costs, see “Reconciliation of Non-GAAP Financial Performance Measures — Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine” below.  Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. See “Note Regarding Certain Measures of Performance”. For information about the Company’s total cash costs per ounce on a co-product basis please see “Reconciliation of Non-GAAP Performance Measures”

3All-in-sustaining costs is a Non-GAAP measure and is used to show the full cost of gold production from current operations. For a reconciliation to production costs, see “Reconciliation of Non-GAAP Financial Performance Measures — Reconciliation of Production Costs to All-In Sustaining costs” below. The Company calculates all-in sustaining costs per ounce of gold produced as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock option expense) and reclamation expenses divided by the amount of gold produced.  The Company’s methodology for calculating all-in sustaining costs may not be similar to the methodology used by other producers that disclose all-in sustaining costs. See “Note Regarding Certain Measures of Performance”.  The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.

resources and inferred resources also increased by approximately 56% and 33%, respectively, over the 2013 period

•                  Continued focus on reserve quality and improved grades - Increased gold reserve grades at LaRonde (5.20 g/t versus 5.00 g/t), Kittila (4.93 g/t versus 4.64 g/t) and Pinos Altos (3.01 g/t versus 2.84 g/t)

•                  Increased reserves, resources and positive permitting progress in Nunavut - Initial inferred resource of 1.5 million ounces (6.6 million tonnes grading 7.07 g/t gold) reported at Amaruq project.  Meliadine reserves increased by approximately 500,000 ounces to 3.3 million ounces (at a grade of 7.44 g/t gold), and the Project Certificate setting out the terms on which the project can proceed is expected within the next two months

•                  Proceeds from sale of Probe Mines shares used to reduce debt — In Q1 2015, $30 million was repaid on the credit line.

•                  A quarterly dividend of $0.08 per share declared

New Three Year Guidance Plan - Stable Production and Cost Profile

Highlights from the new production and cost guidance for 2015 to 2017 include:

•                  In 2015, payable gold production is expected to be approximately 1,600,000 ounces (a 12% increase from 2014 levels), while total cash costs per ounce on a by-product basis are expected to be $610 to $630.  Previous guidance for 2015 (from the February 2014 forecast) was 1,250,000 ounces at a total cash cost on a by-product basis of less than $678 per ounce

•                  Consolidated AISC for 2015 are expected to be approximately $880 to $900 per ounce.  In 2016 and 2017, the goal is to further reduce the AISC below the forecast for 2015

•                  The estimated production level in 2017 is currently forecast to be approximately 1.5 million ounces.  However, studies are underway at the following projects and may further enhance the Company’s production profile:

•                  Expansion of the Vault Deposit at Meadowbank

•                  Development of the Deep Zone at Goldex

•                  Production from Akasaba West at Goldex

•                  Rimpi Zone Development at Kittila

•                  Development of the Kuotko satellite deposit at Kittila

•                  The Amaruq and Meliadine projects in Nunavut have the potential to add to the Company’s production profile in 2019 and beyond

Fourth Quarter and Full Year 2014 Financial and Production Highlights

For the full year 2014, the Company recorded net income of $83.0 million, or $0.43 per share.  In 2013, Agnico Eagle recorded a net loss of $686.7 million, or a net loss of $3.97 per share (a $1.0 billion impairment loss on mining assets and goodwill was recorded in 2013 as a result of the sharp decline in the market price of gold).  Compared with the prior year, 2014 earnings were positively affected by higher gold production, favourable foreign exchange rate movements, the acquisition of the Canadian Malartic mine, the ramp up of the Goldex Mine and the start-up of the new La India mine.

For 2014, cash provided by operating activities was $668.3 million ($628.6 million before changes in non-cash components of working capital).  This represents an increase over 2013, when cash provided by operating activities totaled $481.0 million ($559.3 million before changes in non-cash components of working capital).  The increase was primarily due to significantly higher gold production in 2014 resulting from the acquisition of the Canadian Malartic mine.

In the fourth quarter of 2014, strong operational performance continued at the Company’s mines, which led to record quarterly and annual gold production.

Payable gold production in the fourth quarter of 2014 was a record 387,538 ounces compared to 322,443 ounces in the fourth quarter of 2013.  A detailed description of the production and cost performance of each mine is set out below.

Total cash costs per ounce on a by-product basis for the fourth quarter of 2014 were $662 versus $591 per ounce for the fourth quarter 2013.  The increase in total cash costs per ounce on a by-product basis in the fourth quarter of 2014 is mainly due to lower production levels at the Meadowbank mine (record quarterly gold production was realized in the fourth quarter of 2013), the inclusion of Canadian Malartic production (at slightly higher costs), lower mill recoveries at Kittila and lower by-product metals production and revenue.

For the fourth straight year, Agnico Eagle has reported record annual gold production. The Company’s payable gold production for the full year 2014 was 1,429,288 ounces at total cash costs per ounce on a by-product basis of $637.  This compares to the full year 2013 level of 1,099,335 ounces at total cash costs per ounce on a by-product basis of $648.  The improvement in gold production in 2014 was a result of strong operating results from all of the mines, particularly LaRonde and Meadowbank, the ramp up of the Goldex and La India mines and the acquisition of the Canadian Malartic mine.  The decrease in total cash costs per ounce on a by-product basis in 2014 was primarily due to strong cost control initiatives at all of the mines, the positive impact of foreign exchange and higher gold production for 2014.

AISC for 2014 was $954 per ounce on a by-product basis, which is below the previous 2014 guidance of $990 per ounce on a by-product basis. The lower AISC is primarily due to lower than forecast total cash costs per ounce on a by-product basis in 2014.

Quarterly Dividend Declared

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.08 per common share, payable on March 16, 2015 to shareholders of record as of March 2, 2015.  Agnico Eagle has now declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the Remainder of 2015

Record Date	Payment Date
March 2*	March 16*
June 1	June 15
September 1	September 15
December 1	December 15

*Declared

Dividend Reinvestment Plan

Please follow the link below for information on the Company’s dividend reinvestment program. Dividend Reinvestment Plan

Conversion to International Financial Reporting Standards

The Company adopted International Financial Reporting Standards (“IFRS”) as of July 1, 2014 to enhance the comparability of its financial statements to the Company’s peers within the mining industry.  Prior to this conversion financial reporting was under US GAAP.  Financial results herein, including those for prior periods, have been calculated in accordance with IFRS.

Additional disclosure regarding the IFRS conversion will be included in the Company’s Management’s Discussion and Analysis expected to be filed in late March 2015 in respect of the year ended December 31, 2014.

Conference Call Tomorrow

The Company’s senior management will host a conference call on Thursday, February 12, 2015 at 11:00 AM (E.S.T.) to discuss financial and operating results.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-260-0113 or Toll-free 1-800-524-8950.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-647-436-0148 or Toll-free 1-888-203-1112, access code 8252919. The conference call replay will expire on March 15, 2015 at 2:00 PM (E.S.T.).  The webcast along with presentation slides will be archived for 180 days on www.agnicoeagle.com.

Liquidity - Existing Cash and Credit Facilities Provide Flexibility; Operations Expected to Generate Net Free Cash Flow

Cash and cash equivalents and short term investments increased to $182.2 million at December 31, 2014, from the September 30, 2014 balance of $165.6 million.

Capital expenditures in the fourth quarter of 2014 were $133.4 million including $26.0 million at Kittila, $23.4 million at LaRonde, $17.7 million at Pinos Altos, $17.4 million at Canadian Malartic, $16.2 million at Meliadine, $12.2 million at Meadowbank, $10.6 million at Goldex, $4.2 million at Lapa, $2.9 million at Creston Mascota, $2.6 million at La India, and $0.2 million on other Canadian projects.  For the full year 2014, capital expenditures totaled $475.4 million, which was below expected levels of $499 million announced in the third quarter news release on October 29, 2014.  This decrease in capital spending is a reflection of capital and cost reduction initiatives that have been ongoing through the second half of 2014.

As of December 31, 2014, the Company had drawn down $500 million on its credit lines.  This results in available lines of approximately $700 million.

On January 21, 2015, Agnico Eagle entered into an agreement to sell a portion of its equity holdings in Probe Mines Limited to Goldcorp Inc.  Proceeds from this sale were used to make a $30 million repayment on the credit lines on February 9, 2015.

Three Year Guidance Plan Outlines a Stable Production and Cost Profile

The Company is announcing its production and cost guidance for the three-year period of 2015 through 2017.  Anticipated production in 2015 is expected to increase by approximately 12% from 2014 levels.

In 2015, payable gold production is expected to be approximately 1,600,000 ounces.  Total cash costs per ounce on a by-product basis in 2015 are expected to be in the range of $610 to $630.  Cash costs are expected to be lower in the second half of 2015 as a result of slightly higher production.  Previous guidance for 2015 (from the

February 2014 forecast), which did not include the Canadian Malartic mine, was 1,250,000 ounces at a total cash cost on a by-product basis of approximately $678 per ounce.

2015 Commodity and currency price assumptions		Approximate impact on total cash costs per ounce
Silver ($/oz)	18	$1 / oz change in silver price	$2
Copper ($/mt)	6,614	10% change in copper price	n.a.
Zinc ($/mt)	2,000	10% change in zinc price	n.a.
Diesel (C$/ltr)	0.95	10% change in diesel price	$5
US$/C$	1.20	1.0% change in US$/C$	$5
EURO$/US$	1.18	1.0% change in Euro$/US$	$1
US$/MXP	12.75	1,000 bps peso change in US$/MXP	$1

LaRonde, Kittila, La India and Canadian Malartic are Key Production Growth Drivers Over the Next Three Years

At LaRonde, commissioning of the cooling plant in 2014 had a positive impact on operating flexibility and production at the mine.  With ongoing maturity of the mining fronts in the deeper portions of the mine, and a gradual increase in the grade towards the reserve grade of 5.2 g/t gold, production levels are expected to steadily increase through 2017 and beyond.

With the completion of the mill expansion in 2014, production at Kittila is expected to increase significantly. A priority focus at Kittila will be on developing the Rimpi zone through a ramp system to provide additional feed to the mill and enhance Kittila’s production profile.  Agnico Eagle is also evaluating the nearby Kuotko deposit (approximately 15 kilometers to the north) as potential open pit satellite feed for the Kittila mill.

In 2014, La India completed its ramp-up to full design capacity and is expected to maintain production at an annual rate of approximately 90,000 ounces over the next three years.  Initial studies are underway to evaluate the potential to expand future production at La India

By the second half of 2015, mill throughput at Canadian Malartic is expected to reach its design capacity of 55,000 tpd (partly contingent upon updating the existing operating permits), which should result in higher production levels.  Efforts are also underway to optimize the life-of-mine plan and further improve productivity and reduce costs.

Estimated Payable Gold Production	2014 Actual	2015 Forecast	2016 Forecast	2017 Forecast
Northern Business
LaRonde	204,652	245,000	300,000	330,000
Canadian Malartic (50%)	143,008	280,000	290,000	290,000
Lapa	92,622	75,000	50,000	0
Goldex	100,433	100,000	100,000	90,000
Kittila	141,742	185,000	185,000	190,000
Meadowbank	452,877	400,000	365,000	290,000
	1,135,334	1,285,000	1,290,000	1,190,000
Southern Business
Pinos Altos	171,019	175,000	175,000	175,000
Creston Mascota	47,842	50,000	45,000	40,000
La India	75,093	90,000	90,000	95,000
	293,954	315,000	310,000	310,000
Total Gold Production	1,429,288	1,600,000	1,600,000	1,500,000

Total Cash Costs Per Ounce	2014 Actual	2015 Forecast
Northern Business
LaRonde	$668	$576
Canadian Malartic	701	609
Lapa	667	769
Goldex	638	618
Kittila	845	711
Meadowbank	599	656
	664	642
Southern Business
Pinos Altos	533	526
Creston Mascota	578	559
La India	487	491
	529	521
Total	$637	$618

At current foreign exchange rates, total cash costs per ounce on a by-product basis for 2016 and 2017 are expected to be similar to the 2015 forecast.

Consolidated all-in sustaining costs for 2015 are expected to be approximately $880 to $900 per ounce.  In 2016 and 2017, the goal is to further reduce the all-in sustaining cost below the level forecast for 2015.

Improved Three Year Gold Production Forecast

Since the prior three-year production guidance of February 12, 2014 (“Previous Guidance”), there have been a number of key operating developments, resulting in changes to the overall three-year production profile.  Descriptions of the major factors that contributed to these changes are detailed below.

Northern Business

LaRonde Forecast	2014	2015	2016	2017
Previous Guidance (oz)	215,000	245,000	285,000	n.a.
Current Guidance (oz)	204,652 (actual)	245,000	300,000	330,000

LaRonde 2015 Forecast	Ore Milled (‘000 tonnes)	Gold (g/t), Mill Recovery	Silver (g/t), Mill Recovery	Zinc (%), Mill Recovery	Copper (%), Mill Recovery	Minesite Cost Per Tonne[4]
	2,245	3.65, 93.9%	25.2, 76.9%	0.51, 66.8%	0.3, 79.7%	C$	102

At LaRonde, the new cooling and ventilation infrastructure that was commissioned in early 2014 has helped to enhance the productivity in the deeper portions of the mine.  Three mining horizons are now operational below level 215, which provides access to higher grade reserves.  A new coarse ore conveyor system that is scheduled to be commissioned in late 2015 should further enhance the flexibility in these areas.  The increased production forecasts through 2017 largely reflect an increase in grade closer to that of the average reserves.

Canadian Malartic Forecast (50% basis)	2014	2015	2016	2017
Previous Guidance (oz)	135,000	n.a.	n.a.	n.a.
Current Guidance (oz)	143,008 (actual)	280,000	290,000	290,000

4 Minesite costs per tonne is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures — Reconciliation of Production Costs to Minesite Costs per Tonne by Mine” below.  See also “Note Regarding Certain Measures of Performance”.

Canadian Malartic 2015 Forecast	Ore Milled (‘000 tonnes)	Gold (g/t)	Mill Recovery	Minesite Cost Per Tonne			Strip ratio
	9,700	1.01	89%	C$	20	*	2.1:1.0

*does not include the 5% NSR

At Canadian Malartic (in which Agnico Eagle has 50% ownership), the current crushing circuit has a nameplate capacity of 55,000 tpd.  Throughput levels are forecast to be approximately 52,500 tpd in the first half of 2015, increasing to approximately 55,000 tpd in the second half of 2015.  Production at Canadian Malartic is forecast to be approximately 280,000 ounces of gold in 2015 to Agnico Eagle’s account.  The potential second half increase in throughput in 2015 is partly contingent upon updating the existing operating permits.  Forecasts for 2016 and 2017 assume a daily throughput rate of approximately 55,000 tpd.

Lapa Forecast	2014	2015	2016	2017
Previous Guidance (oz)	80,000	75,000	45,000	n.a.
Current Guidance (oz)	92,622 (actual)	75,000	50,000	n.a.

Lapa 2015 Forecast	Ore Milled (‘000 tonnes)	Gold (g/t)	Mill Recovery	Minesite Cost Per Tonne
	584	5.17	77.5%	C$	118

At Lapa, 2015 and 2016 are the last two years of full production based on the current life of mine plan.  Production in these two years is expected to progressively decline due to lower tonnage and stope availability.  The current plan considers that the Lapa mine will only operate for a portion of 2016.  Additional exploration results from the Zulapa Z7 and Z8 zones could potentially extend the mine life beyond 2016.

Goldex Forecast	2014	2015	2016	2017
Previous Guidance (oz)	80,000	100,000	90,000	n.a
Current Guidance (oz)	100,433 (actual)	100,000	100,000	90,000

Goldex 2015 Forecast	Ore Milled (‘000 tonnes)	Gold (g/t)	Mill Recovery	Minesite Cost Per Tonne
	2,190	1.55	92.5%	C$	34

The Goldex mine successfully started operations at the M and E zones in the fourth quarter of 2013.  Production in 2014 was ahead of guidance due to a faster than expected ramp up in mining rates.  Existing reserves and exploitation of the M3 and M4 zones are expected to keep production levels and costs relatively constant through 2017. Exploration and development has been accelerated on the Deep Zone with the goal of outlining a mineable reserve and completion of a technical study by late 2015 or early 2016.  Development of the Deep Zone and the nearby Akasaba West deposit have the potential to extend the mine’s life and/or production rate well beyond 2017.

Kittila Forecast	2014	2015	2016	2017
Previous Guidance (oz)	150,000	160,000	170,000	n.a.
Current Guidance (oz)	141,742 (actual)	185,000	185,000	190,000

Kittila 2015 Forecast	Ore Milled (‘000 tonnes)	Gold (g/t),	Mill Recovery	Minesite Cost Per Tonne
	1,487	4.5	86.0%	€72

Expansion of the Kittila mill was essentially completed at the end of the third quarter of 2014, approximately six months ahead of schedule.  The expansion provided upgrades to both the grinding and flotation circuits and the oxidation and cyanidation circuits. During the fourth quarter of 2014, activities focused on ramping up throughput to the 4,000 tpd nameplate capacity (early indications have shown that the plant can potentially exceed this capacity).  Production in 2014 fell short of expected guidance due to the advancement of a 2015 planned mill shutdown (related to the expansion) in September 2014, the inability to access the remaining high-grade stopes in high-grade Suuri crown pillar, and fluctuations in mill productivity during the mill ramp up in the fourth quarter.

In order to utilize this increased capacity, the Company is looking at a combination of increased mine throughput and the processing of surface stockpiles. As part of the program to increase mine throughput, a priority focus will be on developing the Rimpi zone through a ramp system to provide sufficient future feed to the mill and enhance Kittila’s production profile.

Meadowbank Forecast	2014	2015	2016	2017
Previous Guidance (oz)	430,000	375,000	385,000	n.a.
Current Guidance (oz)	452,877 (actual)	400,000	365,000	290,000

Meadowbank 2015 Forecast	Ore Milled (‘000 tonnes)	Gold (g/t),	Mill Recovery	Minesite Cost Per Tonne
	4,120	3.27	92.5%	C$	77

At Meadowbank, 2014 production exceeded guidance largely due to the mining of higher than expected grades in the Goose pit in the first half of the year. Production levels are expected to gradually decline from 2015 to 2017 due to a decline in grade as the current reserve base is depleted.  In 2015, approximately 45% of the production is expected to occur in the first half of the year. Expected production increases in the second half of 2015 would be due to higher grades being mined from the Portage E3 pit.

The Company is evaluating a potential expansion of the Vault pit, which could result in approximately 150,000 to 200,000 ounces being added to the mine plan starting in 2017.  A positive decision on the Vault expansion could affect the distribution of ounces produced in 2016 to 2018.  A decision on this expansion is expected to be made by the second half of 2015.  In addition, a major drill program is planned at Amaruq in 2015 to expand the initial 1.5 million ounce inferred resource base (see the discussion on reserves and resources below) with the goal of potentially developing the deposit as a satellite operation to Meadowbank.

Southern Business

Pinos Altos Forecast	2014	2015	2016	2017
Previous Guidance (oz)	145,000	165,000	170,000	n.a.
Current Guidance (oz)	171,019 (actual)	175,000	175,000	175,000

Pinos Altos 2015 Forecast	Total Ore (‘000 tonnes)	Gold (g/t) Recovery	Silver (g/t) Recovery	Minesite Cost Per Tonne
	2,336	2.48, 94.0%	64.9, 40.9%	$54

At Pinos Altos, mill throughput has steadily increased from the original design rate of 4,000 tpd to the current average of approximately 5,500 tpd.  A series of improvements have contributed to increased production and cost reduction in the mining and processing areas. As a result of these improvements, the current production guidance for 2015 to 2017 is slightly higher than previously estimated.  Year-over-year variances in guidance for 2015 and 2016 are attributable to mine sequence and ore grade.

Creston Mascota Forecast	2014	2015	2016	2017
Previous Guidance (oz)	40,000	40,000	40,000	n.a.
Current Guidance (oz)	47,842 (actual)	50,000	45,000	40,000

Creston Mascota 2015 Forecast	Total Ore (‘000 tonnes)	Gold (g/t) Recovery	Silver (g/t) Recovery	Minesite Cost Per Tonne
	2,047	1.3, 57.25%	16.0, 7.5%	$14

The completion of the Phase III heap leach pad and agglomeration projects, combined with the future expansion of the Phase IV heap leach pad, have resulted in slightly higher expected annual production for 2015 through 2017 at Creston Mascota. In 2015, further drilling is planned on the Bravo deposit to evaluate it as a potential source of additional production.

La India Forecast	2014	2015	2016	2017
Previous Guidance (oz)	50,000	90,000	90,000	n.a.
Current Guidance (oz)	75,093 (actual)	90,000	90,000	95,000

La India 2015 Forecast	Total Ore (‘000 tonnes)	Gold (g/t) Recovery	Silver (g/t) Recovery	Minesite Cost Per Tonne
	5,355	0.86, 61.0%	14.75, 10.5%	$9

Commercial production was declared at La India in February 2014, and the mine has now achieved its design expectation with annual production rates in 2015 to 2017 expected to be between 90,000 and 95,000 ounces.  The current guidance is unchanged from previous levels reported last year.

Near-term Projects Could Potentially Enhance Production in 2017 and Beyond

The current three year plan sets out estimated average annual gold production of approximately 1.6 million ounces through 2016.  The estimated production level in 2017 is currently forecast to be approximately 1.5 million ounces.  However, studies are underway at the following projects (none of which have yet been approved for construction) to further enhance the Company’s production profile:

•                  Expansion of the Vault Deposit at Meadowbank

•                  Development of the Deep Zone at Goldex

•                  Production from Akasaba West at Goldex

•                  Rimpi Zone Development at Kittila

•                  Development of the Kuotko satellite deposit at Kittila

Last year at Meadowbank, approximately 246,000 ounces were removed from reserves at the Vault deposit due to a change in the gold price assumption used to calculate reserves at the end of 2013.  Given the current favourable US to Canadian dollar foreign exchange rate and lower fuel costs, the Company is evaluating the potential for a portion of these ounces to be added back into the mine plan at Meadowbank starting in 2017.  A decision to proceed with the extraction of these additional ounces will likely be made by the second half of 2015.

At the Goldex mine, exploration and development activities have been accelerated on the Deep Zone (top of the D Zone) with the goal of outlining a mineable reserve and completion of a technical study by late 2015 or early 2016.  Development of the Deep Zone and the Akasaba West deposit (see below) could enhance production levels or extend the current mine life and reduce operating costs.

In January 2014, Agnico Eagle acquired the Akasaba West gold-copper deposit from Alexandria Minerals (AZX:TSXV) for C$5.0 million and a 2% NSR royalty on any gold production exceeding 210,000 ounces.  Located less than 30 km from Goldex, the Akasaba West deposit could potentially create flexibility and synergies for the Company’s operations in the Abitibi region by utilizing extra milling capacity at both Goldex and LaRonde, while reducing overall costs. Akasaba currently hosts an indicated resource of approximately 200,000 ounces (8.1 million tonnes at 0.77 g/t gold and 0.44% copper). Permitting and technical studies are underway with the goal of moving the project towards a production decision.

Drilling on the Rimpi Zone at Kittila has outlined a significant zone of mineralization with potentially wider widths and better grades than those currently being mined.  The underground ramp at Kittila is being extended to reach the Rimpi Zone, and it will also provide further underground drill access to test for additional depth extensions of the Rimpi, Suuri and Roura mineralized zones.  In addition, a surface ramp has been collared to test the Rimpi Zone at shallower depths.  With the potential for higher mill capacity, development of the Rimpi zone could result in increased future production levels at Kittila.

At the Kuotko deposit, located approximately 15 kilometers north of Kittila, a drilling program is expected to begin in March 2015 to infill and expand the existing 170,000 ounce inferred resource (1.8 million tonnes at 2.9 g/t gold).  Upon completion of the drilling, studies will be carried out to assess the viability of mining the deposit via an open pit.

Development/Expansion Projects in Nunavut and Mexico Expected to Provide Longer-term Growth Opportunities beyond 2017

The expansion and development projects set out below, which have not yet been approved for construction, have the potential to add to the Company’s production profile in 2018 and beyond.

Amaruq — Maiden Resource Suggests Good Potential to Extend Meadowbank Mine Life

The Amaruq project, which is located approximately 50 kilometres northwest of the Meadowbank mine in Nunavut, has declared its first resource within approximately 18 months from the commencement of exploration drilling.  In 2014, a $10 million exploration program was completed that consisted primarily of 31,598 metres of drilling (144 holes) and collection of environmental baseline data.

Permitting and preliminary engineering activities have continued for the possible construction of an all-weather exploration road linking the Amaruq exploration site to the Meadowbank mine. This road would facilitate exploration activities such as fuel, equipment and personnel transportation.

The 100% owned Amaruq property consists of 114,760 hectares of Inuit and federal crown land. Agnico Eagle acquired its initial interest in April 2013 pursuant to a mineral exploration agreement with Nunavut Tunngavik Incorporated.

A large portion of last year’s drill program was focused on the Whale Tail Zone, where 60 holes (17,261 metres) outlined up to 5 mineralized lenses along a strike length of 1.2 kilometre and to a depth of up to 350 metres below surface.  Mineralization at Whale Tail remains open in all directions.

At year-end 2014, inferred resources at Amaruq were estimated to be 6.6 million tonnes at 7.1 g/t gold for a total of 1.5 million ounces of gold.  Of the total inferred resource, approximately 1.4 million ounces are contained in the Whale Tail deposit, with the balance hosted in the I, V, and R zones.

A 50,000 metre drill program (costing approximately $20 million) is expected to begin in March 2015, with the intent of infilling and expanding the known mineralized zones and testing other favourable targets (for additional details see the exploration section below). A resource update is expected in the second half of 2015, and the Company hopes to ultimately develop Amaruq as a satellite operation to Meadowbank.

Meliadine — Reserves Increased, and Technical Study Nearing Completion

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010, and is one of Agnico Eagle’s largest gold projects in terms of resources. The Company owns 100% of the 111,757 hectare property.

Activities in 2014 included infill and step-out diamond drilling, ramp development, permitting, camp operation and work on an updated technical study. In 2014, approximately 1,363 metres of underground development were completed, with the ramp now extending to a vertical depth of approximately 215 metres below the surface.

On January 27, 2015, the Minister of Aboriginal Affairs and Northern Development for Canada approved the environmental assessment findings and recommendations made by the Nunavut Impact Review Board (NIRB) on their Part 5 Review of the Meliadine project under the Nunavut Land Claim Agreement. The Minister directed the NIRB to issue Agnico Eagle with a Project Certificate for the Meliadine Gold Project setting out the terms and conditions under which the Meliadine project can proceed. These conditions were set out in the NIRB report that was submitted to the Minister on October 10, 2014. The NIRB will now convene all of the regulatory agencies for a final workshop which is expected to lead to the issuance of the Project Certificate within the next two months.

The issuance of the Project Certificate would enable Agnico Eagle to apply for the various operating permits/licenses/authorizations required to actually start construction and operation of a gold mine at Meliadine. One of the key permits is the Type A Water License which authorizes all water use and waste disposal requirements for the Meliadine mine during the construction, operation and ultimate reclamation phases of the project. The Company is currently working on this application with the intent to file with the Nunavut Water Board in the next few months.

The expected capital budget for 2015 is approximately $64 million.  Of this total, approximately $21 million is allocated towards underground development (2,500 metres).

This development will allow for cost-effective exploration and conversion drilling of the deeper parts of the Tiriganiaq and Wesmeg/Normeg zones, which should provide a better understanding of the mineralization and help to optimize potential mining plans. A portion of the 2015 budget is also allocated to camp operation, construction activities, and permitting and technical services.

An updated technical study is progressing with completion expected later in the first quarter of 2015. The timing of estimating or making capital expenditures on the project beyond 2015 will be subject to Board approval and prevailing market conditions.

Pinos Altos/Mascota — Drilling and Further Studies Planned on Satellite Zones

At Pinos Altos and Mascota, approximately 14,000 metres of infill and conversion drilling are planned in 2015 for the Sinter, Bravo and Cubiro satellite deposits.  This drilling along with additional metallurgical testing and geotechnical studies will be used to further evaluate the potential to develop these zones as satellite deposits to the existing operations.

El Barqueno— Targeting an Initial Resource by the end of 2015

The El Barqueno property in Jalisco State, Mexico covers a land position which is larger than the strike radius of the mineralization at both the La India and Pinos Altos properties combined. Previous operators outlined several mineralized zones through surface exploration and diamond drilling.

The Company believes this property has the potential to host Pinos Altos style gold-silver mineralization (with potential copper credits) that could be developed as a combination open pit/underground mine with mill and heap leach processing.  As such, Agnico Eagle plans to carry out a $15 million exploration program this year to evaluate several of the known mineralized zones with a focus on developing an initial resource by year-end 2015. For additional details see the exploration section below.

Continued Capital Discipline Expected in 2015

At current spot input prices, Agnico Eagle expects to fund this year’s capital expenditures, which are estimated to total approximately $481 million, from operating cash flow.

The estimated capital expenditures for 2015 include approximately $304 million of sustaining capital at the mines and $164 million on new projects and expansions, as set out in the table below.  Additionally, approximately $13 million is estimated to be spent on capitalized exploration and approximately $94 million on expensed exploration (which is a 68% increase over 2014 levels), project evaluation and corporate development.

Estimated 2015 Capital Expenditures (millions of $)	Sustaining	Development Projects	Capitalized Exploration	Expensed Exploration
Northern Business
LaRonde	67		1	2
Lapa	5		1	1
Goldex	14	26	2
Kittila	50	11	2	7
Meadowbank	43
Meliadine		64	1
Canadian Malartic	40	19		6
	219	120	7	16
Southern Business
Pinos Altos	50	44	2	2
La India	25		3	2
Creston Mascota	10
	85	44	5	4
Project Eval/Corp Dev				24
Other Exploration			1	50
Total Expenditures	304	164	13	94

2015 Exploration Program and Budget — Main Focus on Amaruq and El Barqueno

A large component of the 2015 exploration program will be focused on the Amaruq project near the Meadowbank mine in Nunavut and the El Barqueno project in Jalisco State, Mexico. These exploration programs are designed to infill and expand known deposits and test other favourable target areas.  The ultimate goal is to delineate reserves and resources that can supplement the Company’s existing production profile.

The Amaruq exploration camp is expected to reopen in late February 2015, with winter drilling to start in March 2015 and completion of the camp expansion to accommodate 80 personnel by late March 2015.

Drilling and field work in 2015, including ground geophysics, is planned to again focus on the Whale Tail zone (especially under the lake), with additional investigation of the I, V and R deposits and other known zones and targets (such as the boulder field with visible gold near Mammoth Lake).  The initial 2015 exploration program contemplates approximately 50,000 metres of drilling with a budget for approximately $20 million.  The 2015 program also includes engineering and permitting activities.

At El Barqueno, the 2015 exploration budget is approximately $15 million and includes approximately 25,000 metres of drilling.  Currently, one drill rig is testing targets at the Angostura and Azteca zones, and two portable drills are operating at the Peña de Oro zone.

Depreciation Guidance

Agnico Eagle expects its 2015 depreciation and amortization expense to be in the range of $550 to $575 million.

General & Administrative Cost Guidance

Agnico Eagle expects 2015 general and administration expense to be between $68 to $78 million, excluding share based compensation.  In 2015, share based compensation is expected to be between $20 to $25 million including stock option expense (which is a non-cash item) of between $18 to $22 million, which is in line with previous years.

Please see the supplemental financial data section of the Financial and Operating Database on the Company’s website for additional historical financial data.

Tax Guidance for 2015

For 2015, the jurisdictional tax rates are expected to be:

Canada - 40% to 50%
Mexico - 35% to 40%
Finland - 20%

The Company’s overall tax rate is expected to be between 40% and 45%.

Gold Reserves increase 18% to Approximately 20.0M ounces, Reserve Grade Increased at Key Operations

To calculate the 2014 year-end reserves, the Company continued to use conservative assumptions ($1,150/ounce gold and $18/ounce silver, and a C$/US$ exchange rate of 1.08).

At year-end 2014, the Company’s proven and probable gold reserves (net of 2014 production) totaled 259 million tonnes grading 2.40 g/t gold, containing approximately 20.0 million ounces of gold. This is an increase of approximately 3.1 million ounces of gold in addition to the 1,429,288 ounces of payable gold production in 2014 (1,656,174 ounces of in-situ gold mined).

The increase in the Company’s reserves is largely due to its acquisition of a 50% interest in the Canadian Malartic mine in mid-June 2014. As of the end of 2014, Canadian

Malartic (50% basis) has the Company’s second largest mineral reserves containing approximately 4.3 million ounces of gold.

While the Company’s reserves have increased 18% based on contained gold, the grade has decreased to 2.40 g/t gold. This is the result of the Canadian Malartic reserves being significantly lower grade than most of the other operations at 1.06 g/t gold. The average grade for the rest of the Company’s operations has increased to 3.69 g/t gold as of year-end 2014, compared with 3.51 g/t gold a year earlier.  Agnico Eagle has one of the highest reserve grades among its North American peers.

Highlights from the December 31, 2014 Reserve Statement:

•                  Gold reserves increased to approximately 20.0 million ounces from approximately 16.9 million a year ago

•                  Increased gold reserve grades at LaRonde (5.20 g/t versus 5.0 g/t), Kittila (4.93 g/t versus 4.64 g/t) and Pinos Altos (3.01 g/t versus 2.84 g/t)

•                  Not including Canadian Malartic, the average gold reserve grade at the Company’s operations increased to 3.69 g/t as of year-end 2014, compared with 3.51 g/t a year earlier.

•                  At Meliadine, there was an addition of 494,000 ounces of reserves and an increase in the reserve grade to 7.44 g/t gold from 7.38 g/t gold.

The Company’s year-end 2014 gold reserves are set out below:

	Proven & Probable			Average Gold Reserve
Gold Reserves	Reserve (000s gold ounces)			Grade (g/t)
By Mine	2014	2013	Change	2014	2013	Change
Northern Business
LaRonde	3,432	3,880	-448	5.20	5.00	0.20
Canadian Malartic (50%)	4,329	—	4,329	1.06	—	—
Lapa	170	281	-111	5.84	5.97	-0.13
Goldex	340	372	-32	1.49	1.52	-0.03
Kittila	4,524	4,714	-190	4.93	4.64	0.29
Meadowbank	1,168	1,751	-583	3.08	3.24	-0.16
Meliadine	3,335	2,841	494	7.44	7.38	0.06
Subtotal/Average	17,299	13,839	3,459	2.57	4.60	-2.03
Southern Business
Pinos Altos	1,763	1,974	-211	3.01	2.84	0.17
Creston Mascota	236	292	-56	1.25	1.28	-0.03
La India	679	758	-79	0.85	0.87	-0.02
Subtotal/Average	2,678	3,024	-346	1.70	1.69	0.01
Total Reserves	19,976	16,865	3,112	2.40	3.51	-1.11

Amounts presented in the table and in this news release have been rounded to the nearest thousand. See “Detailed Mineral Reserve and Resource Data (as at December 31, 2014)” set out at the end of this news release for more details.

In prior years, economic parameters used to model reserves for all properties were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of reserve determination, which the SEC has interpreted to mean historic three-year average prices.  Given the current lower commodity price environment, Agnico Eagle has decided to continue to use more conservative gold and silver prices of $1,150 per ounce and $18 per ounce, respectively, for the December 2014 reserve estimates.  These prices are well below the three-year historic gold and silver price averages (from January 1, 2012 to December 31, 2014) of approximately $1,448 per ounce and $25 per ounce, respectively.

For the December 2014 reserve calculations, the same economic parameters were used at all of the Company’s mines and advanced projects, except for the Canadian Malartic mine. The Canadian Malartic Partnership, owned by Agnico Eagle (50%) and Yamana Gold Inc. (50%), which owns and operates the Canadian Malartic mine, has estimated the mine’s current reserves using the following parameters: US$1,300/ounce gold and a C$/US$   exchange rate of 1.10.  On August 13, 2014, the Partnership filed a NI 43-101 report on the Canadian Malartic mine, which provided an update on reserves and resources (for details please see the news release dated August 13, 2014).

Details of the economic parameters used in generating the December 2014 reserves are shown with the detailed reserve and resource tables near the end of this news release.

While the gold price (in US dollars) and currency exchange rates have changed since a year ago, the gold price has remained relatively stable over the past 12 months, when reported in the Canadian dollar, Euro or Mexican peso. The following table shows the changes in gold price (in various currencies) and exchange rates over the past two years.

Comparison of assumptions used in 2013 and 2014 to estimate reserves

	Dec. 31, 2014	Dec. 31, 2013
Currency exchange rate
C$/US$	1.08	1.03
US$/Euro	1.30	1.32
MXP/US$	13.00	12.75

Gold price per ounce in local currencies
US$	US$	1,150	US$	1,200
C$	C$	1,242	C$	1,236
Euros		€885		€909
Mexican pesos	MPX	14,950	MPX	15,300

The other increase in reserves came at the Meliadine advanced exploration project, where revisions to the estimation parameters based on an updated technical study, that is currently being prepared, have led to an increase of almost 500,000 ounces of gold in reserves. The Meliadine project now has more gold in reserves than all but the three largest of Agnico Eagle’s operating mines.

The decline in reserves at the other mines was largely due to mine production during 2014 and an increase in cut-off grade, partially offset by the conversion of resources to reserves from drilling programs.

The Meadowbank mine had the largest decline in reserves due to 479,245 ounces of in-situ gold mined in 2014 (for a record high 453,000 ounces of gold production).

It is the Company’s goal to maintain its gold reserves at approximately 10 to 15 times its annual gold production rate.  The current reserves are well within this range when compared to the Company’s projected annual 2015 production rate.

In addition to gold, Agnico Eagle’s proven and probable reserves include by-product metals of approximately 67 million ounces of silver at the Pinos Altos, LaRonde, La India and Creston Mascota mines (69.5 million tonnes grading an average of 29.93 g/t silver), plus 131,231 tonnes of zinc and 51,250 tonnes of copper at the LaRonde mine (20.5 million tonnes grading 0.64% zinc and 0.25% copper).

At a gold price of $1,300 per ounce (leaving all other assumptions unchanged), there would be an approximate 6.3% increase in the gold contained in proven and probable reserves. Conversely, using a gold price of $1,000 (leaving all other assumptions unchanged), there would be an estimated 6.2% decrease in the gold contained in proven and probable reserves.

Measured and Indicated Gold Resources Grow by Approximately 56%, While Inferred Resources Increase by Approximately 33%

Highlights from the December 31, 2014 Resource statement:

•                  Measured and indicated resources now total approximately 317 million tonnes grading 1.47 g/t, or approximately 15.0 million ounces of gold. This represents an increase of about 56% or 5.4 million ounces

•                  At LaRonde, conversion drilling led to the establishment of the first indicated resource below the 311 level of approximately 444,000 ounces gold

•                  Conversion drilling at the Meliadine project led to an approximately 211,000 ounce increase in indicated gold resources

•                  At Goldex, there was an increase of 191,000 ounces of gold contained in indicated resources from the Deep zone

•                  Inferred resources total approximately 209 million tonnes grading 2.01 g/t, or 13.5 million ounces of gold. This represents an increase of 33% or approximately 3.4 million ounces of gold in inferred resources

•                  An initial inferred resource of approximately 1.5 million ounces was declared at the Amaruq discovery

•                  The Meliadine inferred resource increased 28% (750,000 ounces gold) to 14.1 million tonnes grading 7.65 g/t gold (containing approximately 3.5 million ounces gold)

The Company’s measured and indicated resources now total approximately 317 million tonnes grading 1.47 g/t, or 15.0 million ounces of gold. This represents an increase of about 56% or 5.4 million ounces and a 23% decrease in grade over the December 2013 measured and indicated resource (see the February 12, 2014 news release for comparison). The increase in contained gold is due to the acquisition of a 50% interest in the Canadian Malartic mine in mid-June 2014 and the successful conversion drilling from inferred resources at many of the operations.

The largest factor contributing to the increase in the measured and indicated resources this year was the addition of a 50% interest in the Canadian Malartic mine and other properties with the June 2014 acquisition of Osisko Mining, as shown in the table below. While the Canadian Malartic mine has approximately 1.0 million ounces of gold in measured and indicated resources (Agnico Eagle’s 50% portion), as of December 31, 2014, the exploration properties brought even larger resources to the Company.  Agnico Eagle’s 50% interest in the Hammond Reef project in northwest Ontario contains a measured and indicated resource of 104.2 million tonnes grading 0.67 g/t gold (approximately 2.3 million ounces of gold). A new mineral resource estimate for the Upper Beaver deposit in the Kirkland Lake project in northeast Ontario resulted in an indicated resource of 3.2 million tonnes grading 7.00 g/t gold and 0.26% copper (approximately 0.7 million ounces of gold - Agnico Eagle’s 50% interest).

Year-end 2014 reserves and resources of the properties gained by the June 2014 acquisition of Osisko Mining (Agnico Eagle’s 50% portion)

Category/Property	Gold grade (g/t gold)	Gold (000 oz)	Tonnes (000)
Reserves
Proven Reserves
Canadian Malartic mine (open pit)	0.92	736	24,969
Probable Reserves
Canadian Malartic mine (open pit)	1.10	3,593	101,978
Total Proven & Probable reserves	1.06	4,329	126,947
Measured Resources
Canadian Malartic mine (open pit)	0.84	77	2,843
Hammond Reef project (open pit)	0.70	1,862	82,831
Subtotal Measured Resources	0.70	1,939	85,674
Indicated Resources
Canadian Malartic mine (open pit)	0.85	891	32,708
Upper Beaver project (underground)	7.00	722	3,210
Hammond Reef project (open pit)	0.57	388	21,377
Subtotal Indicated Resources	1.09	2,002	57,296
Subtotal Canadian Malartic M&I Resources	0.85	968	35,552
Subtotal Hammond Reef M&I Resources	0.67	2,250	104,208
Total Measured and Indicated Resources	0.86	3,940	142,970
Inferred Resources
Canadian Malartic mine (open pit)	0.76	556	22,655
Upper Beaver project (open pit)	1.99	125	1,957
Upper Beaver project (underground)	4.66	398	2,654
Subtotal Upper Beaver project	3.53	523	4,610
Hammond Reef project (open pit)	0.74	6	250
Total Inferred Resources	1.23	1,085	27,516

The Canadian Malartic mine reserves were estimated in the method described in the June 16, 2014 Canadian Malartic technical report using the assumptions of $1,300/oz gold and a C$/US$ exchange rate of 1.10. The Hammond Reef project resources were estimated using the assumptions of $1,400 per ounce gold and a 0.32 g/t gold cut-off grade for the West Pit and a 0.34 g/t gold cut-off grade for the East Pit.  The Upper Beaver deposit is in the Kirkland Lake project; its resources were estimated using the assumptions of $1,200 per ounce gold, $3.00/pound copper and a C$/US$ exchange rate of 1.08.  Underground resources at Upper Beaver use a cut-off grade of 2.5 g/t gold-equivalent, and metallurgical recoveries for gold and copper of 95% and 90%, respectively.

Other than the properties acquired through the acquisition of Osisko Mining, there was an increase of about 1.4 million ounces of gold in measured and indicated resources in 2014. The largest increase in indicated resources came at the LaRonde mine, where conversion drilling below the 311 level (3,110 metres below surface) led to establishing indicated resources containing approximately 444,000 ounces gold, the first indicated resources at this depth. Conversion drilling at the Meliadine project led to an approximately 236,000 ounce increase in indicated gold resources.  There was also an increase of approximately 210,000 ounces of gold in the indicated resources at the Kittila mine, as a result of underground conversion drilling from the exploration ramp that is extending to the north.

At Goldex, there was an increase of approximately 191,000 ounces of gold contained in indicated resources from the Deep zone. The objective is to outline initial reserves from the Deep zone in late 2015 or early 2016.  The other large increase came at the Akasaba project, purchased in January 2014 and located about 30 kilometres from Goldex, where approximately 200,000 ounces of gold contained in 8.1 million tonnes grading 0.77 g/t gold and 0.44% copper has been estimated as of December 31, 2014.

The Company’s inferred resources now total 209 million tonnes grading 2.01 g/t, or approximately 13.5 million ounces of gold. This represents an increase of 33% or approximately 3.4 million ounces of gold in inferred resources (see the February 12, 2014 news release for comparison).

The largest part of this increase is the significant initial inferred resource of 6.6 million tonnes grading 7.07 g/t gold (approximately 1.5 million ounces gold) at the high-grade Amaruq discovery, which is 50 kilometres from the Meadowbank mine in Nunavut. Two-thirds of the Amaruq-resources are near-surface, and more than 90% are in the Whale Tail zone.

The properties that were obtained through the June 2014 acquisition of Osisko Mining account for approximately 1.1 million ounces of inferred gold resources (on a 50% basis).  Of this increase, approximately 556,000 ounces are at the Canadian Malartic mine and approximately 523,000 ounces are at Upper Beaver.

The Meliadine inferred resources increased 28% (approximately 750,000 ounces gold) to 14.1 million tonnes grading 7.65 g/t gold (containing approximately 3.5 million ounces gold).  Exploration drilling at Meliadine on the Pump and Wesmeg zones and a review of the 3D model were responsible for the increase.

Exploration drilling at depth was responsible for a 24% increase (approximately 234,000 ounces) in inferred gold resources at Kittila, and for a 12% (approximately 167,000 ounces) increase in inferred gold resources at Goldex.  Successful conversion drilling at depth at the LaRonde mine removed approximately 400,000 ounces gold from the inferred resource category to measured and indicated resources.

The distribution of resources by property is set out in the following table. For full details including tonnages and grade, see the Detailed Mineral Reserve and Resource Data table in this news release.

December 31, 2014 Mineral Resources

	Measured & Indicated	Inferred
	Resources	Resources
	(000 oz gold)	(000 oz gold)
Northern Business
LaRonde	711	1,197
Canadian Malartic (50%)	968	556
Lapa	147	225
Goldex	2,095	1,540
Kittila	1,350	1,230
Meadowbank	798	422
Meliadine	3,293	3,464
Amaruq	—	1,501
Bousquet/Ellison	1,008	778
Hammond Reef (50%)	2,250	6
Upper Beaver (Kirkland Lake) (50%)	722	523
Akasaba	201	2
Other	31	420
Subtotal	13,575	11,867

Southern Business
Creston Mascota	48	153
Pinos Altos	706	496
La India	684	971
Subtotal	1,438	1,620
Total Resources	15,013	13,487

Northern Business Operating Review

LaRonde Mine — Production Increasing, Cash costs Declining

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

The LaRonde mill processed an average of 5,847 tpd in the fourth quarter of 2014, compared with an average of 6,726 tpd in the corresponding period of 2013.  Minesite costs per tonne were approximately C$97 in the fourth quarter of 2014, higher than the C$89 per tonne experienced in the fourth quarter of 2013.  The lower tonnage and increase in costs compared to the prior-year period is primarily due to 10 days of unscheduled downtime related to a production hoist drive failure at shaft #4 in December. Production hoisting has since returned to normal and the integrity of the drive has been restored.

Milling performance for the full year 2014 was approximately 5,713 tpd versus 6,354 tpd in 2013.  The lower throughput in 2014 compared to 2013 relates primarily to the planned shutdown for the installation of new hoist drives to replace obsolete production and service hoist equipment in the Penna shaft. Minesite costs per tonne for the full year 2014 were approximately C$99, unchanged from C$99 per tonne in 2013.

LaRonde’s total cash costs per ounce on a by-product basis were $590 in the fourth quarter of 2014 on payable production of 59,316 ounces of gold.  This compares with the fourth quarter of 2013 when total cash costs per ounce on a by-product basis were $653 on production of 51,336 ounces of gold.  The decrease in total cash costs in the 2014 period was largely due to higher production (due to higher gold grades and the improved recoveries from the CIP circuit) and ongoing cost savings (especially labour, electricity and chemicals).

For the full year 2014, LaRonde’s total cash costs per ounce on a by-product basis were $668 on gold production of 204,652 ounces.  This compares to total cash costs per ounce on a by-product basis of $767 on gold production of 181,781 ounces in 2013.  The higher production and lower costs in the 2014 period are primarily due to the reasons outlined above.

In 2014, the LaRonde mine also produced approximately 10,515 tonnes of zinc (47% less than in 2013), 1.3 million ounces of silver (39% less than in 2013), and 4,997 tonnes of copper (3% more than in 2013) as by-products to the gold production. These totals are consistent with the change in the metals mix as the mine goes deeper and becomes more gold rich as opposed to zinc/silver rich in the upper levels.  In 2015, approximately 81% of production is expected to come from the lower mine area (below the 215 level).

In 2014, work continued on the installation of the coarse ore conveyor system that will extend from the 293 level to the crusher on the 280 level.  This new conveyor, which is expected to be commissioned in the second half of 2015, should help mining flexibility and reduce congestion in the deeper portions of the mine.

Studies are underway to assess the potential to extend the reserve base and carry out mining activities between the 311 and 371 levels at LaRonde.  At present, the reserve base extends to the 311 level, which is 3.1 kilometers below the surface.  In 2014, conversion drilling below the 311 level added approximately 444,000 ounces of gold to the indicated resources.

Canadian Malartic General Partnership — New Quarterly Record for Mill Throughput

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired all of the issued and outstanding common shares of Osisko Mining Corporation and created the 50:50 Partnership (“the Partnership”) that now owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.

During the fourth quarter of 2014, the Canadian Malartic mill (on a 100% basis) processed an average of 53,232 tpd, which was a new quarterly record. Minesite costs per tonne were lower than budget at approximately C$19 (excluding royalties) as throughput improved and optimization efforts continued. The fourth quarter included a five day scheduled shutdown for mill maintenance.

Throughput in the second half of 2014 averaged approximately 53,000 tpd, compared to approximately 49,500 tpd in the first half of 2014.  This improvement in throughput is largely due to productivity improvements made by the Partnership since the acquisition in June 2014.

For the full year 2014, the Canadian Malartic (on a 100% basis) mill processed an average of 51,248 tpd, with minesite costs per tonne of approximately C$19.76 (excluding royalties). Minesite costs per tonne have been better than the guidance of C$21 per tonne (excluding royalties) that was issued on July 30, 2014, largely due to better productivity. The average stripping ratio in 2014 was 2.54 to 1.0.

For the fourth quarter of 2014, Agnico Eagle’s share of production at the Canadian Malartic mine was 66,369 ounces of gold at a total cash cost per ounce of $684 on a by-product basis.

Given the strong operational performance in the second half of 2014, total gold production in 2014 (on a 100% basis) was 535,470 ounces, which exceeded the 2014 guidance forecast range of 510,000 ounces to 530,000 ounces.

Since acquiring its interest in the Canadian Malartic mine on June 16, 2014, Agnico Eagle’s share of production was 143,008 ounces of gold at total cash costs per ounce of $701 on a by-product basis.

On August 13, 2014, the Company filed a technical report on the Canadian Malartic mine which provided an update on reserves and resources (for details please see the news release dated August 13, 2014).

In Agnico Eagle’s third quarter news release, total capital costs for 2014 at the Canadian Malartic mine (on a 100% basis) were estimated at approximately C$154.6 million. Actual capital costs for the full year 2014 were approximately C$139 million. The change is largely due to optimization of the Gouldie pit and minor capital spending deferrals into 2015.

Mr. Serge Blais was appointed General Manager of the Canadian Malartic Mine, effective February 9, 2015, replacing Mr. Eric Tremblay who is leaving effective February 27, 2015.

Prior to joining Canadian Malartic, Mr. Blais spent nine years at Agnico Eagle, where he was most recently the Assistant General Manager at the LaRonde mine.  Mr. Blais has extensive experience in the mining industry. He spent 12 years with Cambior where he served as Mine Superintendent at the Sleeping Giant mine and Senior Supervisor at the Rosebel open pit mine in Suriname.  Mr. Blais is a Mining Engineer with a degree from Laval University.

Canadian Malartic Mine - Optimization Efforts Continuing

Since acquiring the mine in June 2014, the Partnership has been looking at a variety of ways to optimize the operations. The current crushing circuit has a nameplate capacity of 55,000 tpd.  Throughput levels are forecast to be approximately 52,500 tpd in the first half of 2015, increasing to approximately 55,000 tpd in the second half of 2015.

Production at Canadian Malartic is forecast to be approximately 280,000 ounces (Agnico Eagle’s 50% share) in 2015. The potential second half increase in throughput in 2015 is partly contingent upon updating the existing operating permits.

The study evaluating increasing throughput rates to 60,000 tpd has been put on hold until the 55,000 tpd pre-crushing throughput level has been consistently achieved.

Ounce reconciliation with the block model continues to be positive (3% to 4% higher) and is an opportunity provide additional production flexibility going forward.

Proposed throughput optimization activities in 2015 include:

•                  Use of a 994 loader to feed the gyratory crusher between trucks

•                  Reduced truck waiting time at the crusher

•                  North wall project — focus on accelerated stripping to access more tonnes at higher grades from the north side of the pit

•                  Improved blasting fragmentation to reduce the size of ore sent to the primary crusher

•                  Increase the crusher circuit uptime

•                  Add a new auxiliary feeder

•                  Reduce the loss of loading equipment teeth

Proposed productivity improvements include:

•                  Creation of a productivity/continuous improvement team with a focus on reducing operating costs

•                  Evaluating the potential to convert to LNG fueled trucks, which are cheaper to operate and have lower greenhouse gas emissions

•                  Renegotiation of major contracts on fuel and consumables (evaluating potential synergies with other Agnico Eagle Abitibi operations)

•                  Program to review manpower requirements (including contractors)

•                  Optimization of the maintenance program for mobile equipment — audit done — action plan in place

•                  Optimization of liner wear in all major crushing components — trials ongoing

•                  Looking at possible modification of the SAG mill liner design to increase the grinding efficiency and expected liner life — testing ongoing with potential benefits being realized after Q2 2015

•                  Potential to use larger grinding media in the SAG mill — testing continuing

•                  Initiation of projects to reduce consumables consumption (being carried out in conjunction with the continuous improvement project)

•                  Optimization of waste rock management plans with an aim of trying to reduce cycle times — this should ultimately result in shorter hauling distances

•                  Optimization of the life-of-mine plan — work is ongoing, completion expected in Q2

Exploration Activities - C$14 million Budget Approved for 2015

In addition to joint, indirect ownership of the Canadian Malartic mine, Agnico Eagle and Yamana are also jointly exploring a portfolio of properties in the Kirkland Lake area and the Pandora and Wood-Pandora properties in the Abitibi region of Quebec.  Agnico Eagle and Yamana, indirectly through Canadian Malartic Corporation each hold a 50% interest in Kirkland Lake and Pandora properties, while the Wood-Pandora property is a joint venture between Globex Mining Enterprises Inc. (50%) and Canadian Malartic Corporation.

From June 16 to December 31, 2014, Canadian Malartic Corporation spent C$8.15 million (on a 100% basis) on these properties with a focus on the Upper Beaver project in Kirkland Lake, and the Pandora property, which adjoins Agnico Eagle’s Lapa mine. Activities included the compilation of historical work at the various Kirkland Lake properties and an update of the resource base at the Upper Beaver project. Exploration expenditures in the fourth quarter of 2014 were approximately C$4.0 million (on a 100% basis).

Work at Upper Beaver focused on testing for near surface mineralization, and several holes were drilled to test for mineralization below the current intercepts that encountered high-grade intervals at depths below 1,500 metres. Near surface drilling outlined a small, potentially open-pit resource.  Drilling at depth below 1,500 metres encountered mineralization that is comparable in grade and width to that obtained by previous operators.

This new drilling has been incorporated into a new resource estimate that is included in Agnico Eagle’s December 31, 2014 reserve and resource update (for additional details see the reserve and resource section outlined above).  The updated resources are scheduled to be incorporated into a study that will evaluate potential production scenarios at Upper Beaver.

The proposed budget for Kirkland Lake in 2015 (100% basis) is approximately C$6.7 million.

At Pandora, seven holes were drilled to test the near surface North Branch zone, and five drill holes were completed from the 101-W Exploration drift at the adjacent Lapa mine to test the mineralization at the South Branch target.  A select summary of significant drill results from the North and South Branch zones at Pandora are presented in the table below.

Drill hole	Zone	From (metres)	To (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
PN14-12	North Branch Surface	184.4	193.1	8.7	5.36
PN14-13	North Branch Surface	139.5	154.3	14.8	5.67
and		215.35	219.05	3.7	12.05
PN14-17	South Branch UG	544.5	560.5	16	5.01
including		544.5	555	10.5	6.07

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)
PN14-12	5345422.38	701106.669	339.389	185	-60
PN14-13	5345422.56	701106.675	339.452	180	-66
PN14-17	5345566.81	700583.216	332.023	190	-65

Results from the shallow drilling have validated some of the historic results from previous operators and a follow up drill program is being evaluated.  At depth, the 101-W drift is scheduled to be extended starting in February with diamond drilling expected to resume at the end of the second quarter of 2015.

The proposed budget for Pandora in 2015 (100% basis) is approximately C$3.1 million.

Lapa — Zulapa Z7 Zone Yields Higher Grades and Better Recoveries in Q4 2014

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

The Lapa circuit, located at the LaRonde mill, processed an average of 1,760 tpd in the fourth quarter of 2014.  This compares with an average of 1,821 tpd in the fourth quarter of 2013. The slightly lower throughput in the 2014 period was largely due to a reduction in the number of stopes available for mining during the quarter compared to the 2013 period.

Minesite costs per tonne were C$109 in the fourth quarter of 2014, compared to from the C$103 realized in the fourth quarter of 2013.  Costs in the 2014 period were higher due to the reason above.

For the full year 2014, Lapa averaged 1,750 tpd, which is almost identical to 2013 levels. Full-year minesite costs in 2014 were C$107 per tonne, slightly below the C$110 achieved in 2013.  Costs were lower in 2014 largely due to lower labour costs and reduced consumption of consumables (explosives, shotcrete and mill chemicals).

Payable production in the fourth quarter of 2014 was 25,611 ounces of gold at a total cash cost per ounce on a by-product basis of $607.  This compares with the fourth quarter of 2013, when production was 26,323 ounces of gold at total cash cost per ounce on a by-product basis of $626.  Higher recoveries and good cost containment resulted in lower costs during the fourth quarter of 2014 compared to the 2013 period.

For the full year 2014, payable production was 92,622 ounces of gold at total cash costs per ounce on a by-product basis of $667.  The prior year production was 100,730 ounces of gold at total cash costs per ounce on a by-product basis of $677.  Production in 2014 was lower due to reduced grades, while costs were lower due to successful cost cutting measures implemented by the Company.

At Lapa, 2014 and 2015 are the last two years of full production based on the current life of mine plan.  In 2016, production is expected to exhibit a decline from the current levels.  Additional exploration drilling in the parallel Zulapa Z8 zone and on the adjoining Pandora property could potentially extend the mine life (see discussion under the Canadian Malartic General Partnership).

Goldex — Higher Tonnage, Grades and Recoveries Drive Increased Gold Production and Lower Cash Costs

The 100% owned Goldex mine in northwestern Quebec began operation in 2008 but mining operations in the original Goldex Extension Zone (GEZ) orebody were suspended in October 2011 (see October 19, 2011 news release). In July 2012, the M and E satellite zones were approved for development. Mining operations at GEZ remain suspended.  Mining operations resumed on the M and E satellite zones in September 2013. Initial mill testing, late in the third quarter of 2013, yielded 1,505 ounces of pre-commercial gold production. The Goldex mine achieved commercial production in the fourth quarter of 2013.

The Goldex mill processed an average of 6,251 tpd in the fourth quarter of 2014.  This compares with an average of 5,343 tpd in the fourth quarter of 2013. The higher throughput in the 2014 period was due to better than expected underground mining rates compared to the 2013 period.

Minesite costs per tonne were approximately C$34 in the fourth quarter of 2014, lower than the C$37 per tonne experienced in the fourth quarter of 2013.  The decrease in costs over the prior-year period is partly due to accelerated mining rates, ongoing cost containment efforts and higher throughput levels.

For the full year 2014, the Goldex mill averaged 5,799 tpd, which is higher than the 2013 throughput level. Full-year minesite costs in 2014 were C$33 per tonne, slightly higher than the C$32 achieved in 2013.  Costs were higher in 2014 largely due to the factors set out above.

Payable gold production in the fourth quarter of 2014 was 29,463 ounces at a total cash cost per ounce on a by-product basis of $583. This compares with the fourth quarter of 2013, when production was 19,305 ounces of gold at total cash cost per ounce on a by-product basis of $894.  Higher tonnage, recoveries and good cost containment resulted in lower costs during the fourth quarter of 2014 compared to the 2013 period.

For the full year 2014, payable production was 100,433 ounces of gold at total cash costs of $638 per ounce on a by-product basis.  The prior year production was 20,810 ounces of gold at total cash costs of $894 per ounce on a by-product basis.  Production in 2014 was higher than 2013 due to the full year of contribution at Goldex.

Rehabilitation of the surface ramp portal has been completed and rehabilitation is continuing on the pre-existing ramp to provide access to the M3 and M4 satellite zones for conversion drilling later this year.

Development of the exploration ramp into the DX zone (the top of the Deep zone) has been accelerated. This ramp is designed to provide access for additional exploration drilling, with a goal of outlining a mineable reserve and the completion of a technical study by late 2015 or early 2016.

The central portion of the Deep zone is believed to contain a higher grade core. A recent hole demonstrated good continuity of mineralization in this area, yielding 4.18 g/t gold over 157.5 metres.

Drill hole	Zone	From (metres)	To (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
GD76-004	Deep	222.0	379.5	157.5	4.18

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)
GD76-004	5330741.0859	286831.4141	4603.2032	69.44	-86.92

Development of the Deep zone would have the potential to further extend the mine’s life. Given the strong operational performance achieved to date, the Goldex mining approach may also open up other mining opportunities in the Abitibi region.

Meadowbank — Record Gold Production and Lower Costs in 2014

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.

The Meadowbank mill processed an average of 11,160 tpd in the fourth quarter of 2014, compared to the 11,398 tpd achieved in the fourth quarter of 2013.  For the full year 2014, the Meadowbank mill processed an average of 11,313 tpd, compared to 11,350 tpd in the full year 2013.  Mill throughput for the fourth quarter 2014 was lower than the comparable period of 2013 due to variable hardness of the ore. Year-over-year mill throughput levels were relatively stable due to ongoing improvements in equipment availability and maintenance.

Minesite costs per tonne were a record low C$72 in the fourth quarter and C$73 for the full year of 2014.  These costs were lower than the C$78 per tonne in the fourth quarter and full year 2013, respectively.  The improvement in cost per tonne was primarily driven by improved productivity, the 2014 cost management program and ongoing cost controls, compared to the respective 2013 period.

Payable production in the fourth quarter of 2014 was 86,716 ounces of gold at total cash costs per ounce on a by-product basis of $757.  This compares with the fourth quarter of 2013 when 123,433 ounces were produced at total cash costs per ounce on a by-product basis of $629.  The lower production and higher costs in the 2014 period compared to the 2013 period are primarily due to fewer treated tonnes and lower grades.

Full year 2014 payable gold production was a record 452,877 ounces at total cash costs per ounce on a by-product basis of gold of $599.  In 2013, the mine produced 430,613 ounces at total cash costs per ounce on a by-product basis of $723.  The increase in year over year production and decline in total cash costs is primarily due to the mining of higher than expected grades in the Goose pit in the first half of the year, consistently high crusher throughput levels, slightly better recoveries and strong cost containment programs.

Production levels are expected to gradually decline from 2015 to 2017 due to a decline in grade as the current reserve base is depleted.  In 2015, approximately 45% of the production is expected to occur in the first half of the year. Production is expected to increase in the second half of 2015 due to higher grades being mined from the Portage E3 pit.

Last year at Meadowbank, approximately 246,000 ounces were removed from reserves at the Vault deposit due to a change in the gold price assumption used to calculate reserves at the end of 2013.  Given the current favourable US to Canadian dollar foreign exchange rate and lower fuel costs, the Company is evaluating the potential for a portion of these ounces to be added back into the mine plan at Meadowbank starting in 2017 to extend the mine life.  A decision to proceed with the extraction of these additional ounces will likely be made by the second half of 2015.

In addition, a 40,000 metre drill program is planned at Amaruq starting in March 2015 to expand the initial 1.5 million ounce inferred resource base with the goal of potentially developing the deposit as a satellite operation to Meadowbank.

Kittila — Recent Mill Expansion and Record Underground Tonnage Drives Higher Throughput Levels in Q4 2014

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

The Kittila mill processed an average of 3,980 tpd in the fourth quarter of 2014 compared to the 3,349 tpd in the fourth quarter of 2013. Minesite costs per tonne at Kittila were approximately €75 in the fourth quarter of 2014, compared to €70 in the fourth quarter of 2013.  Costs increased in the fourth quarter of 2014 due to the increased usage of consumables related to the mill expansion (particularly on chemicals, electricity and grinding media) when compared with the 2013 period.

The mill expansion was completed ahead of schedule by six months and below the forecast budget of $103 million.  Throughput continues to ramp-up to design capacity of 4,000 tpd and the Company expects unit costs to improve once steady state operations are achieved.

For the full year 2014, the mill processed an average of 3,168 tpd as compared with 2013 when the mill processed an average of 2,559 tpd.  The increase in throughput relates to the completion of the mill expansion at the end of September 2014.  For the full year 2014, the minesite costs per tonne were €78, compared to €73 in 2013.  The increased minesite costs per tonne in the 2014 period primarily relate to the reasons mentioned above.

Fourth quarter 2014 payable gold production at Kittila was 43,130 ounces with a total cash cost per ounce on a by-product basis of $809.  In the fourth quarter of 2013, the mine produced 41,710 ounces at total cash costs per ounce on a by-product basis of $679.  The higher production and higher costs in the 2014 period relate to the completion of the mill expansion which continues to ramp-up to design capacity.  Costs increased in the fourth quarter of 2014 due to the increased usage of consumables related to the mill expansion (particularly on chemicals, electricity and grinding media) which also affected recoveries during the ramp-up of the mill expansion.

For the full year 2014, payable gold production from Kittila was 141,742 ounces at total cash costs per ounce on a by-product basis of $845.  In 2013, the mine produced 146,421 ounces of gold at total cash costs per ounce on a by-product basis of $598.  The lower production in 2014 was largely due to the planned mill shutdown in September 2014 to tie-in the expansion.  The higher total cash costs are largely due to lower production and higher costs associated with the usage of consumables as mentioned above.

Ongoing cost initiatives include projects to utilize the waste heat produced from the oxygen plants in other areas of the mine (i.e., buildings and mine) and ventilation management to reduce energy costs.

Drilling on the Rimpi Zone at Kittila has outlined a significant zone of mineralization with potentially wider widths and better grades than those currently being mined.  The main underground ramp at Kittila is being extended to reach the Rimpi Zone and a new surface ramp is also being developed to access the shallower portions of the Rimpi deposit.  The main ramp will provide further drill access to test for depth extensions of the known mineralized zones.

At the Kuotko deposit, located approximately 15 kilometers north of Kittila, a drilling program is scheduled to commence in March 2015 to infill and expand the existing approximately 170,000 ounce inferred resource (1.8 million tonnes at 2.9 g/t gold).  Upon completion of the drilling, studies will be carried out to assess the viability of mining the deposit via an open pit.

Southern Business Operating Review

Pinos Altos — Shaft Commissioning on Schedule for Late 2015

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

The Pinos Altos mill processed 5,466 tpd in the fourth quarter of 2014, compared to 5,313 tpd per day processed in the fourth quarter of 2013. During the fourth quarter of 2014, approximately 131,000 tonnes of ore were stacked on the leach pad at Pinos Altos, compared to 184,300 tonnes in the comparable 2013 period. Minesite cost per tonne at Pinos Altos was $48 in the fourth quarter of 2014 slightly higher than the $46 in the fourth quarter of 2013.  The difference in minesite cost per tonne was largely attributable to variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore, and routine fluctuations in the waste to ore stripping ratio in the open pit mines.

For the full year 2014, the Pinos Altos mill processed an average of 5,350 tpd, compared to 5,262 tpd processed in 2013. In 2014, approximately 567,800 tonnes of ore were stacked on the leach pad at Pinos Altos, compared to approximately 805,200 tonnes in 2013. Minesite cost per tonne at Pinos Altos for full year period in 2014 were approximately $48, compared to approximately $43 in 2013, with the difference due to the reasons mentioned above.

Payable production in the fourth quarter of 2014 was 40,670 ounces of gold at a total cash cost per ounce on a by-product basis of $597. This compares with production of 46,490 ounces at a total cash cost per ounce on a by-product basis of $443 in the fourth quarter of 2013. Lower production in 2014 is largely due to slightly lower grades processed over the comparable period last year. The increase in the year over year total cash cost per ounce is largely due to lower silver production and a decline in realized silver prices compared to the prior year period.

For the full year 2014, Pinos Altos produced 171,019 ounces of gold at a total cash cost per ounce on a by-product basis of $533. This is in contrast to 2013 when the mine produced 181,773 ounces of gold at a total cash cost per ounce on a by-product basis of $372. The lower ounces produced and increase in the cash costs per ounce on a year-over-year basis is largely due to the reasons mentioned above.

The $106 million Pinos Altos shaft sinking project remains on schedule for completion in 2016.  Shaft sinking is ongoing (currently at a depth of approximately 493 metres). When the shaft is completed, it will allow better matching of the mill capacity with the future mining capacity at Pinos Altos once the open pit mining operation begins to wind down as planned over the next several years.

The Company continues to evaluate a number of regional satellite opportunities.  A 6,000 metre in-fill and conversion drill program is scheduled to begin on the Sinter deposit in Q1 2015.  This data will be incorporated into a scoping study along with metallurgical testing and geotechnical data in order to better understand the development potential of this zone.

Creston Mascota — Record Q4 and Annual Tonnes Stacked

The Creston Mascota heap leach has been operating as a satellite operation to the Pinos Altos mine since late 2010.

Approximately 550,800 tonnes of ore were stacked on the Creston Mascota leach pad during the fourth quarter of 2014, compared to approximately 325,500 tonnes stacked in the fourth quarter of 2013. The new agglomerator installed in the third quarter of 2014 allowed for an increase in crushed ore processing capacity compared to the 2013 period. Minesite costs per tonne at Creston Mascota were $14 in the fourth quarter of 2014, compared to $15 in the fourth quarter of 2013.

For the full year 2014, approximately 1,793,800 tonnes of ore were stacked on the Creston Mascota leach pad, compared to approximately 1,276,200 tonnes stacked in the full year 2013. Minesite costs per tonne at Creston Mascota were $16 for the full year 2014, compared to $16 in 2013. Fewer tonnes were stacked in the 2013 period due to the temporary suspension of activities on the Phase I leach pad.

Payable gold production at Creston Mascota in the fourth quarter of 2014 was 12,989 ounces at a total cash cost per ounce on a by-product basis of $556. This compares to 10,666 ounces at a total cash cost per ounce on a by-product basis of $450 during the fourth quarter of 2013. Production was higher in the 2014 period due to more tonnes stacked, slightly offset by lower grades, compared to the 2014 period.  Stacking more tonnes in the fourth quarter of 2014 resulted in a higher total cost that was not completely offset by the increased ounces, resulting in a higher total cash cost per ounce compared to the comparable period in 2013.

Payable gold production for the full year 2014 totaled 47,842 ounces at a total cash cost per ounce on a by-product basis of $578, compared to 34,027 ounces at a total cash cost per ounce on a by-product basis of $509 in 2013. The lower production in 2013 is reflective of the temporary shutdown of the operation from January until April 2013. Costs were higher in the 2014 period for the same reasons outlined above.

In 2015, construction is expected to begin on the Phase 4 leach pad at Creston Mascota.  Evaluation of the Bravo satellite zone will continue with a 5,000 metre infill and conversion drilling program expected to commence around mid-2015.

La India — Record Quarterly Gold Production

The La India mine in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, was acquired in November 2011 through the purchase of Grayd Resources which included a 56,000 hectare land position in the Mulatos Gold belt. Commissioning of the mine commenced ahead of schedule in the third quarter of 2013.

Design, permitting, construction and start-up of the La India mine were completed within 22 months of the acquisition.

In 2013, the mine reported 3,180 ounces of pre-commercial production, and commercial production was declared as at February 1, 2014.

Approximately 1,426,700 tonnes of ore were stacked on the La India leach pad during the fourth quarter of 2014, compared to approximately 595,000 tonnes stacked in the fourth quarter of 2013. Minesite costs per tonne at La India were $9 in the fourth quarter of 2014.

Payable gold production at La India in the fourth quarter of 2014 was 23,274 ounces at a total cash cost per ounce on a by-product basis of $496.

For the full year 2014, approximately 4,773,200 tonnes of ore were stacked on the La India leach pad.  Minesite costs per tonne at La India were $8 for the full year 2014.

Payable gold production for the full year 2014 totaled 75,093 ounces at a total cash cost per ounce on a by-product basis of $487.

Installation of the fine material bypass system in the crushing circuit was in full operation in the fourth quarter of 2014, which resulted in 42% more tonnes being crushed in the fourth quarter of 2014 compared to the previous quarter’s average.  Engineering and design of the second phase leach pad commenced in the fourth quarter of 2014 with  detailed engineering and construction bids expected later in the first quarter of 2015.

The Company is evaluating exploration programs to test resource halos around the current pits and to test for mineralization between the currently defined ore bodies. In addition, initial studies are underway to evaluate the potential to expand production at La India.

Annual General Meeting

Friday, May 1, 2015 at 11:00 am (E.D.T.)
Sheraton Centre Toronto Hotel (Dominion Ballroom)
123 Queen Street West
Toronto, ON M5H 2M9

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its nine mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including ‘‘total cash costs per ounce’’ and ‘‘minesite costs per tonne’’ and “all-in sustaining cost per ounce” that are not recognized measures under IFRS. These data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS and for an explanation of how management uses these measures, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  The total cash cost per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). The total cash cost per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash cost per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash cost per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash cost per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash cost per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.  All-in sustaining costs are used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses divided by the amount of gold produced.  The Company’s methodology for calculating all-in sustaining costs may not be similar to the methodology used by other producers that disclose all-in sustaining costs.  The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council. Management is aware that these per ounce measures of performance can be affected by fluctuations in and exchange rates. and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, all-in sustaining costs and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking Non-GAAP financial measures to the most comparable IFRS measure.

The scientific and technical information contained in this news release relating to Northern Business operations has been approved by Christian Provencher, Ing., Vice-President, Canada and a “Qualified Person” for the purposes of NI 43-101.  The scientific and technical information contained in this news release relating to Southern Business operations has been approved by Tim Haldane, P.Eng., Senior Vice-President, Operations — USA and Latin America and a “Qualified Person” for the purposes of NI 43-101.  The scientific and technical information contained in this news release relating to exploration has been approved by Alain Blackburn, Ing., Senior Vice-President, Exploration and a “Qualified Person” for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle’s reserves and resources contained herein has been approved by Daniel Doucet, Senior Corporate Director, Reserve Development. Mr. Doucet is a designated Ing. with the Ordredes ingénieurs du Québec and a qualified person as defined by NI 43-101.

Detailed Mineral Reserve and Resource Data (as at December 31, 2014)

Category and Operation	Au	Ag	Cu	Zn	Pb	Au	Tonnes
	(g/t)	(g/t)	(%)	(%)	(%)	(000s oz)	(000s)
Proven Mineral Reserve
Northern Business
LaRonde (underground)	3.76	21.84	2.95	4.58	0.51	538	4,460
Canadian Malartic (open pit) (50%)	0.92					736	24,969
Lapa (underground)	5.87					157	832
Goldex (underground)	1.70					11	203
Kittila (open pit)	3.53					23	207
Kittila (underground)	4.67					107	714
Kittila Total Proven	4.41					131	921
Meadowbank (open pit)	1.50					53	1,090
Meliadine (open pit)	7.31					8	34
Southern Business
Pinos Altos (open pit)	1.93	65.87				3	48
Pinos Altos (underground)	3.30	86.68				254	2,394
Pinos Altos Total Proven	3.27	86.27				257	2,441
Creston Mascota (open pit)	0.76	8.60				5	187
La India (open pit)	0.53	8.62				2	99
Subtotal Proven Mineral Reserve	1.67					1,897	35,236

Probable Mineral Reserve
Northern Business
LaRonde (underground)	5.60	18.70	2.37	6.89	0.36	2,893	16,072
Canadian Malartic (open pit) (50%)	1.10					3,593	101,978
Lapa (underground)	5.50					13	74
Goldex (underground)	1.49					329	6,893
Kittila (open pit)	3.46					15	139
Kittila (underground)	4.96					4,378	27,475
Kittila Total Probable	4.95					4,393	27,614
Meadowbank (open pit)	3.24					1,116	10,705
Meliadine (open pit)	5.13					638	3,862
Meliadine (underground)	8.33					2,690	10,048
Meliadine Total Probable	7.44					3,327	13,910
Southern Business
Pinos Altos (open pit)	3.02	75.28				373	3,840
Pinos Altos (underground)	2.95	79.70				1,132	11,948
Pinos Altos Total Probable	2.97	78.63				1,506	15,788
Creston Mascota (open pit)	1.27	13.63				231	5,657
La India (open pit)	0.85	6.06				677	24,783
Subtotal Probable Mineral Reserve	2.52					18,080	223,475
Northern Total Proven and Probable Reserves	2.57					17,299	209,756
Southern Total Proven and Probable Reserves	1.70					2,678	48,955
Total Proven and Probable Mineral Reserves	2.40					19,976	258,711

Category and Operation	Au	Ag	Cu	Zn	Pb	Tonnes
	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Measured Mineral Resource
Northern Business
Canadian Malartic (open pit) (50%)	0.84					2,843
Goldex (underground)	1.86					12,360
Kittila (underground)	2.78					820
Meadowbank (open pit)	1.07					432
Hammond Reef (open pit) (50%)	0.70					82,831
Southern Business
La India (open pit)	0.38	3.06				2,667
Subtotal Measured Mineral Resource	0.85					101,953
Indicated Mineral Resource
Northern Business
LaRonde (underground)	3.26	23.35	0.24	1.01	0.11	6,791
Canadian Malartic (open pit) (50%)	0.85					32,708
Lapa (underground)	4.29					1,067
Goldex (underground)	1.97					21,409
Kittila (open pit)	2.85					89
Kittila (underground)	2.98					13,262
Kittila Total Indicated	2.98					13,351
Meadowbank (open pit)	2.74					4,747
Meadowbank (underground)	4.85					2,341
Meadowbank Total Indicated	3.44					7,088
Meliadine (open pit)	4.31					7,685
Meliadine (underground)	5.52					12,561
Meliadine Total Indicated	5.06					20,246
Akasaba	0.77					8,130
Bousquet (open pit)	1.79					11,044
Bousquet (underground)	5.63					1,704
Bousquet Total Indicated	2.31					12,748
Ellison (underground)	4.54					429
Hammond Reef (open pit) (50%)	0.57					21,377
Upper Beaver (underground) (50%)	7.00		0.26			3,211
Swanson (open pit)	1.93					504
Southern Business
Pinos Altos (open pit)	1.16	21.31				1,101
Pinos Altos (underground)	1.91	46.46				10,836
Pinos Altos Total Indicated	1.84	44.14				11,938
Creston Mascota (open pit)	0.68	4.69				2,229
La India (open pit)	0.39	0.20				51,799
Subtotal Indicated Mineral Resource	1.77					215,026
Northern Total Measured and Indicated Resources	1.70					248,346
Southern Total Measured and Indicated Resources	0.65					68,633
Total Measured & Indicated Mineral Resources	1.47					316,979

Category and Operation	Au	Ag	Cu	Zn	Pb	Tonnes
	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Northern Business
LaRonde (underground)	4.23	17.40	0.26	0.84	0.07	8,794
Canadian Malartic (open pit) (50%)	0.76					22,655
Lapa (open pit Zulapa)	3.14					391
Lapa (underground)	8.00					724
Lapa Total Inferred	6.30					1,114
Goldex (underground)	1.64					29,241
Kittila (open pit)	3.79					346
Kittila (underground)	4.32					8,546
Kittila Total Inferred	4.30					8,892
Meadowbank (open pit)	3.15					1,108
Meadowbank (underground)	4.36					2,213
Meadowbank Total Inferred	3.96					3,321
Amaruq (open pit)	6.60					4,819
Amaruq (underground)	8.34					1,783
Amaruq Total Inferred	7.07					6,603
Meliadine (open pit)	5.42					1,031
Meliadine (underground)	7.83					13,053
Meliadine Total Inferred	7.65					14,083
Bousquet (open pit)	1.16					679
Bousquet (underground)	4.54					3,888
Bousquet Total Inferred	4.04					4,567
Ellison (underground)	4.56					1,263
Akasaba (open pit)	0.98		0.39			65
Hammond Reef (open pit) (50%)	0.74					251
Upper Beaver (open pit) (50%)	1.99		0.20			1,957
Upper Beaver (underground) (50%)	4.66		0.30			2,654
Upper Beaver Total Inferred (50%)	3.53		0.26			4,611
Kuotko, Finland (open pit)	2.89					1,823
Kylmakangas, Finland (underground)	4.11	31.11				1,896
Southern Business
Pinos Altos (open pit)	0.95	22.45				10,773
Pinos Altos (underground)	2.77	51.97				1,872
Pinos Altos Total Inferred	1.22	26.82				12,645
Creston Mascota (open pit)	1.07	13.98				4,462
La India (open pit)	0.37	0.04				82,562
Northern Total Inferred Resource	3.38					109,177
Southern Total Inferred Resource	0.51					99,669
Total Inferred Resource	2.01					208,847

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand.  Amounts presented in this table may not add up due to rounding.  Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this news release has been prepared as at February 11, 2015. Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, the words “anticipate”, “expect”, “estimate”, “forecast”, “will”, “planned” and similar expressions are intended to identify forward-looking statements.  Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, metal production, life of mine estimates, production, total cash costs per ounce, minesite costs per tonne, all-in sustaining costs and cash flows; the estimated timing and conclusions of technical reports and other studies; the methods by which ore will be extracted or processed; statements concerning expansion projects, recovery rates, mill throughput, and projected exploration expenditures, including costs and other estimates upon which such projections are based; estimates of depreciation expense, general and administrative expense and tax rates; the impact of maintenance shutdowns; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future mining costs, total cash costs, minesite costs, all-in sustaining costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites and statements and information regarding the sufficiency of the Company’s cash resources and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements and information reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2103 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2013 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metals prices, exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information. For a detailed breakdown of the Company’s reserve and resource position see the AIF or Form 40-F.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This document uses the terms “measured resources” and “indicated resources”. Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This document also uses the term “inferred resources”. Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle Mines Limited reports mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves in accordance with the Canadian securities regulatory authorities’ (the “CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

In prior periods, reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current lower commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages. The assumptions used for the mineral reserves estimates at all mines and advanced projects as of December 31, 2014, reported by the Company on February 11, 2015, are $1,150 per ounce gold, $18.00 per ounce silver, $1.00 per pound zinc, $3.00 per pound copper, $0.91 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.08, 1.30 and 13.00, respectively.

For the reserves estimate at the Canadian Malartic mine, the Company has decided to continue to report the reserves estimated as of June 15, 2014, reported by the Company in a news release dated August 13, 2014, minus the production to the end of 2014. The assumptions used were $1,300 per ounce gold, a cut-off grade between 0.28 g/t and 0.35 g/t gold (depending on the deposit), and a C$/US$ exchange rate of 1.10.

NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Swanson, Quebec, Canada
Meadowbank, Nunavut, Canada	February 15, 2012
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	March 8, 2011
Akasaba, Quebec, Canada
Amaruq, Nunavut, Canada
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake project), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009

La India, Mexico	August 31, 2012

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com. Other important operating information can be found in the Company’s AIF and Form 40-F.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
Operating margin(i) by mine:
Northern Business
LaRonde mine	$33,535	$27,245	$120,058	$101,260
Lapa mine	16,058	18,142	54,198	71,796
Goldex mine(ii)	20,694	6,079	60,738	6,079
Meadowbank mine	39,838	80,819	305,032	273,059
Canadian Malartic mine(iii)	39,094	—	75,984	—
Kittila mine	14,313	27,926	59,627	111,789
Southern Business
Pinos Altos mine	27,122	38,224	128,441	186,244
Creston Mascota deposit at Pinos Altos	8,392	8,309	31,566	22,097
La India mine(iv)	16,727	—	56,563	—
Total operating margin(i)	215,773	206,744	892,207	772,324
Amortization of property, plant and mine development	139,095	90,788	433,628	313,890
Impairment loss	—	1,014,688	—	1,014,688
Exploration, corporate and other	74,390	61,643	269,441	262,033
Income (loss) before income and mining taxes	2,288	(960,375)	189,138	(818,287)
Income and mining taxes expense	23,571	(180,103)	106,168	(131,582)
Net income (loss) for the period	$(21,283)	$(780,272)	$82,970	$(686,705)
Net income (loss) per share — basic (US$)	$(0.10)	$(4.49)	$0.43	$(3.97)
Net income (loss) per share — diluted (US$)	$(0.12)	$(4.49)	$0.39	$(3.97)
Cash flows:
Cash provided by operating activities	$163,956	$140,789	$668,324	$481,043
Cash used in investing activities	$(123,126)	$(143,928)	$(851,619)	$(687,220)
Cash provided by (used in) financing activities	$(18,685)	$30,811	$229,236	$48,729
Realized prices (US$):
Gold (per ounce)	$1,202	$1,333	$1,261	$1,366
Silver (per ounce)	$15.60	$20.20	$18.27	$22.42
Zinc (per tonne)	$2,216	$1,958	$2,224	$1,907
Copper (per tonne)	$5,961	$7,275	$6,596	$7,160
Payable production(v):
Gold (ounces):
Northern Business
LaRonde mine	59,316	51,336	204,652	181,781
Lapa mine	25,611	26,323	92,622	100,730
Goldex mine(ii)	29,463	19,305	100,433	20,810
Meadowbank mine	86,716	123,433	452,877	430,613
Canadian Malartic mine(iii)	66,369	—	143,008	—
Kittila mine	43,130	41,710	141,742	146,421
Southern Business
Pinos Altos mine	40,670	46,490	171,019	181,773
Creston Mascota deposit at Pinos Altos	12,989	10,666	47,842	34,027
La India mine(iv)	23,274	3,180	75,093	3,180
Total gold (ounces)	387,538	322,443	1,429,288	1,099,335
Silver (thousands of ounces):
Northern Business
LaRonde mine	357	496	1,275	2,102
Meadowbank mine	50	29	135	100
Canadian Malartic mine(iii)	73	—	151	—
Kittila mine	2	2	7	6
Southern Business
Pinos Altos mine	424	548	1,731	2,366
Creston Mascota deposit at Pinos Altos	28	15	88	46
La India mine(iv)	67	3	178	3
Total Silver (thousands of ounces)	1,000	1,093	3,564	4,623
Zinc (tonnes)	2,431	4,472	10,515	19,814
Copper (tonnes)	1,395	1,232	4,997	4,835

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	57,761	50,763	202,338	184,489
Lapa mine	28,053	28,784	92,089	102,673
Goldex mine(ii)	31,701	16,991	100,326	16,991
Meadowbank mine	87,742	130,928	452,023	430,748
Canadian Malartic mine(iii)	66,220	—	142,689	—
Kittila mine	42,609	43,442	139,766	148,561
Southern Business
Pinos Altos mine	44,894	45,117	176,468	182,964
Creston Mascota deposit at Pinos Altos	12,849	10,496	46,698	31,956
La India mine(iv)	24,019	—	72,940	—
Total gold (ounces)	395,848	326,521	1,425,338	1,098,382
Silver (thousands of ounces):
Northern Business
LaRonde mine	368	525	1,278	2,179
Meadowbank mine	49	28	133	99
Canadian Malartic mine(iii)	68	—	140	—
Kittila mine	2	1	6	5
Southern Business
Pinos Altos mine	456	553	1,823	2,367
Creston Mascota deposit at Pinos Altos	34	14	84	44
La India mine(iv)	66	—	169	—
Total Silver (thousands of ounces):	1,043	1,121	3,633	4,694
Zinc (tonnes)	2,467	5,123	10,535	20,432
Copper (tonnes)	1,399	1,227	5,003	4,838

Total cash costs per ounce of gold produced - Co-product basis (US$)(vi):
Northern Business
LaRonde mine	$898	$1,197	$1,055	$1,433
Lapa mine	609	626	667	678
Goldex mine(ii)	583	894	638	894
Meadowbank mine	766	634	604	729
Canadian Malartic mine(iii)	702	—	721	—
Kittila mine(vii)	810	681	846	599
Southern Business
Pinos Altos mine	755	675	718	657
Creston Mascota deposit at Pinos Altos(viii)	589	477	611	534
La India mine(iv)	541	—	532	—
Weighted average total cash costs per ounce of gold produced	$735	$739	$721	$806

Total cash costs per ounce of gold produced - By-product basis (US$)(vi):
Northern Business
LaRonde mine	$590	$653	$668	$767
Lapa mine	607	626	667	677
Goldex mine(ii)	583	894	638	894
Meadowbank mine	757	629	599	723
Canadian Malartic mine(iii)	684	—	701	—
Kittila mine(vii)	809	679	845	598
Southern Business
Pinos Altos mine	597	443	533	372
Creston Mascota deposit at Pinos Altos(viii)	556	450	578	509
La India mine(iv)	496	—	487	—
Weighted average total cash costs per ounce of gold produced	$662	$591	$637	$648

Notes:

(i)	Operating margin is calculated as revenues from mining operations less production costs.

(ii)	The Goldex mine’s M and E Zones achieved commercial production on October 1, 2013.

(iii)

On June 16, 2014, the Company and Yamana Gold Inc (“Yamana”) completed the joint acquisition of 100.0% of the issued and outstanding common shares of Osisko Mining Corporation by way of a court-approved plan of arrangement (the “Arrangement”). As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Canadian Malartic General Partnership (“CMGP”), which operates the Canadian Malartic mine, and have formed a joint committee to manage its operations. The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine.

(iv)

The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(v)

Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(vi)

Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vii)

Excludes the Kittila mine’s results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159 in production costs during the second quarter of 2013, which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(viii)

Excludes the Creston Mascota deposit at Pinos Altos’ results for the first quarter of 2013 due to the temporary suspension of active leaching between October 1, 2012 and March 13, 2013 due to an unexpected movement of leached ore at the Phase One leach pad. The Creston Mascota deposit at Pinos Altos incurred $3,117 in production costs during the first quarter of 2013, which were excluded from total cash costs per ounce of gold produced.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at	As at
	December 31,	December 31,
	2014	2013

ASSETS
Current assets:
Cash and cash equivalents	$177,537	$139,101
Short-term investments	4,621	2,217
Restricted cash	33,122	28,723
Trade receivables	59,716	67,300
Inventories	446,660	345,083
Income taxes recoverable	1,658	18,682
Available-for-sale securities	56,468	74,581
Fair value of derivative financial instruments	4,877	5,590
Other current assets	123,401	116,992
Total current assets	908,060	798,269
Non-current assets:
Restricted cash	20,899	—
Goodwill	582,461	39,017
Property, plant and mine development	5,301,496	3,694,461
Other assets	27,622	48,334
Total assets	$6,840,538	$4,580,081
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$206,180	$173,374
Reclamation provision	6,769	3,452
Interest payable	13,816	13,803
Income taxes payable	19,328	7,523
Finance lease obligations	22,142	12,035
Current portion of long-term debt	52,182	—
Fair value of derivative financial instruments	8,249	323
Total current liabilities	328,666	210,510
Non-current liabilities:
Long-term debt	1,322,461	987,356
Reclamation provision	249,917	184,009
Deferred income and mining tax liabilities	832,201	453,411
Other liabilities	38,803	27,389
Total liabilities	2,772,048	1,862,675
EQUITY
Common shares:
Outstanding - 215,192,887 common shares issued, less 956,653 shares held in trust	4,599,788	3,294,007
Stock options	200,830	184,078
Contributed surplus	37,254	37,254
Deficit	(779,382)	(800,074)
Accumulated other comprehensive income	10,000	2,141
Total equity	4,068,490	2,717,406
Total liabilities and equity	$6,840,538	$4,580,081

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013

REVENUES
Revenues from mining operations	$503,090	$437,240	$1,896,766	$1,638,406

COSTS, EXPENSES AND OTHER INCOME
Production (i)	287,317	230,495	1,004,559	866,082
Exploration and corporate development	14,436	8,789	56,002	44,236
Amortization of property, plant and mine development	139,095	90,788	433,628	313,890
General and administrative	25,995	25,941	118,771	113,809
Impairment loss on available-for-sale securities	12,882	3,869	15,763	32,476
Finance costs	18,144	16,757	73,393	62,455
Loss on derivative financial instruments	2,512	3,001	6,156	268
Gain on sale of available-for-sale securities	(263)	(74)	(5,635)	(74)
Environmental remediation	(949)	3,698	8,214	3,698
Impairment loss	—	1,014,688	—	1,014,688
Foreign currency translation loss (gain)	6,951	(1,392)	3,781	1,769
Other (income) expenses	(5,318)	1,055	(7,004)	3,396
Income (loss) before income and mining taxes	2,288	(960,375)	189,138	(818,287)
Income and mining taxes expense (recovery)	23,571	(180,103)	106,168	(131,582)
Net income (loss) for the period	$(21,283)	$(780,272)	$82,970	$(686,705)

Net income (loss) per share - basic	$(0.10)	$(4.49)	$0.43	$(3.97)
Net income (loss) per share - diluted	$(0.12)	$(4.49)	$0.39	$(3.97)

Weighted average number of common shares outstanding (in thousands):
Basic	212,401	173,616	195,223	172,893
Diluted	213,273	173,616	196,202	172,893

Note:

(i)                                     Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013

OPERATING ACTIVITIES
Net income (loss) for the period	$(21,283)	$(780,272)	$82,970	$(686,705)
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	139,095	90,788	433,628	313,890
Deferred income and mining taxes	10,869	(212,417)	37,058	(183,976)
Gain on sale of available-for-sale securities	(263)	(74)	(5,635)	(74)
Stock-based compensation	7,533	8,907	37,565	44,526
Impairment loss on available-for-sale securities	12,882	3,869	15,763	32,476
Impairment loss	—	1,014,688	—	1,014,688
Foreign currency translation loss (gain)	6,951	(1,392)	3,781	1,769
Other	(3,541)	11,665	23,430	22,719
Adjustment for settlement of reclamation provision	(669)	(694)	(4,160)	(9,081)
Changes in non-cash working capital balances:
Trade receivables	2,012	(3,129)	17,237	450
Income taxes	5,783	17,060	30,771	717
Inventories	23,705	21,844	(1,354)	(33,838)
Other current assets	1,102	26,490	787	(23,447)
Accounts payable and accrued liabilities	(13,101)	(50,340)	(3,391)	(12,695)
Interest payable	(7,119)	(6,204)	(126)	(376)
Cash provided by operating activities	163,956	140,789	668,324	481,043

INVESTING ACTIVITIES
Additions to property, plant and mine development	(133,353)	(137,940)	(475,412)	(620,536)
Acquisition of Cayden Resources Inc, net of cash and cash equivalents acquired	3,477	—	3,477	—
Acquisition of Osisko Mining Corporation, net of cash and cash equivalents acquired	—	—	(403,509)	—
Acquisition of Urastar Gold Corporation, net of cash and cash equivalents acquired	—	—	—	(10,051)
Net sales (purchases) of short-term investments	2,200	(50)	(2,404)	6,273
Net proceeds from sale of available-for-sale securities and warrants	4,057	171	44,692	171
Purchase of available-for-sale securities and warrants	—	(4,776)	(27,246)	(59,804)
Decrease (increase) in restricted cash	493	(1,333)	8,783	(3,273)
Cash used in investing activities	(123,126)	(143,928)	(851,619)	(687,220)

FINANCING ACTIVITIES
Dividends paid	(14,606)	(31,999)	(54,065)	(126,266)
Repayment of finance lease obligations	(7,087)	(1,961)	(21,453)	(10,605)
Sale-leaseback financing	—	10,928	1,027	10,928
Proceeds from long-term debt	50,000	50,000	1,010,000	290,000
Repayment of long-term debt	(49,410)	—	(724,050)	(120,000)
Long-term debt financing	—	—	(2,127)	—
Repurchase of common shares for restricted share unit plan	—	—	(7,518)	(19,000)
Proceeds on exercise of stock options	—	—	16,994	8,006
Common shares issued	2,418	3,843	10,428	15,666
Cash (used in) provided by financing activities	(18,685)	30,811	229,236	48,729
Effect of exchange rate changes on cash and cash equivalents	(3,431)	(682)	(7,505)	(1,519)
Net increase (decrease) in cash and cash equivalents during the period	18,714	26,990	38,436	(158,967)
Cash and cash equivalents, beginning of period	158,823	112,111	139,101	298,068
Cash and cash equivalents, end of period	$177,537	$139,101	$177,537	$139,101

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$23,663	$22,261	$67,632	$58,152

Income and mining taxes paid	$13,070	$16,495	$51,302	$56,478

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(Unaudited)

Total Production Costs by Mine

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Production costs per the consolidated statements of income (loss) and comprehensive income (loss)	$287,317	$230,495	$1,004,559	$866,082

LaRonde mine	47,629	53,061	188,736	228,640
Lapa mine	17,463	17,368	61,056	69,371
Goldex mine(i)	17,350	15,339	64,836	15,339
Meadowbank mine	67,099	82,528	270,824	318,414
Canadian Malartic mine (ii)	47,701	—	113,916	—
Kittila mine (iii)	36,546	27,179	116,893	97,934
Pinos Altos mine	32,690	30,042	123,342	116,959
Creston Mascota deposit at Pinos Altos(iv)	7,729	4,979	28,007	19,425
La India mine(v)	13,110	—	36,949	—
Total	$287,317	$230,495	$1,004,559	$866,082

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (vi) by Mine

LaRonde Mine - Total Cash Costs per Ounce of Gold Produced (vi)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Production costs	$47,629	$53,061	$188,736	$228,640
Adjustments:
Inventory and other adjustments(vii)	5,633	8,369	27,070	31,855
Cash operating costs (co-product basis)	$53,262	$61,430	$215,806	$260,495
By-product metal revenues	(18,293)	(27,903)	(79,015)	(121,035)
Cash operating costs (by-product basis)	$34,969	$33,527	$136,791	$139,460
Gold production (ounces)	59,316	51,336	204,652	181,781
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$898	$1,197	$1,055	$1,433
By-product basis	$590	$653	$668	$767

Lapa Mine - Total Cash Costs per Ounce of Gold Produced (vi)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Production costs	$17,463	$17,368	$61,056	$69,371
Adjustments:
Inventory and other adjustments(vii)	(1,858)	(897)	750	(1,105)
Cash operating costs (co-product basis)	$15,605	$16,471	$61,806	$68,266
By-product metal revenues	(55)	(3)	(61)	(22)
Cash operating costs (by-product basis)	$15,550	$16,468	$61,745	$68,244
Gold production (ounces)	25,611	26,323	92,622	100,730
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$609	$626	$667	$678
By-product basis	$607	$626	$667	$677

Goldex Mine - Total Cash Costs per Ounce of Gold Produced (i)(vi)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Production costs	$17,350	$15,339	$64,836	$15,339
Adjustments:
Inventory and other adjustments(vii)	(161)	1,924	(720)	1,924
Cash operating costs (co-product basis)	$17,189	$17,263	$64,116	$17,263
By-product metal revenues	(4)	(3)	(20)	(3)
Cash operating costs (by-product basis)	$17,185	$17,260	$64,096	$17,260
Gold production (ounces)	29,463	19,305	100,433	19,305
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$583	$894	$638	$894
By-product basis	$583	$894	$638	$894

Meadowbank Mine - Total Cash Costs per Ounce of Gold Produced (vi)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Production costs	$67,099	$82,528	$270,824	$318,414
Adjustments:
Inventory and other adjustments(vii)	(656)	(4,332)	2,688	(4,601)
Cash operating costs (co-product basis)	$66,443	$78,196	$273,512	$313,813
By-product metal revenues	(805)	(592)	(2,420)	(2,343)
Cash operating costs (by-product basis)	$65,638	$77,604	$271,092	$311,470
Gold production (ounces)	86,716	123,433	452,877	430,613
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$766	$634	$604	$729
By-product basis	$757	$629	$599	$723

Canadian Malartic Mine - Total Cash Costs per Ounce of Gold Produced (ii)(vi)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Production costs	$47,701	$—	$113,916	$—
Adjustments:
Inventory and other adjustments(vii) (viii)	(1,100)	—	(10,862)	—
Cash operating costs (co-product basis)	$46,601	$—	$103,054	$—
By-product metal revenues	(1,230)	—	(2,771)
Cash operating costs (by-product basis)	$45,371	$—	$100,283	$—
Gold production (ounces)	66,369	—	143,008
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$702	$—	$721	$—
By-product basis	$684	$—	$701	$—

Kittila Mine - Total Cash Costs per Ounce of Gold Produced (iii)(vi)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Production costs	$36,546	$27,179	$116,893	$97,934
Adjustments:
Inventory and other adjustments(vii)	(1,625)	1,240	3,051	(13,442)
Cash operating costs (co-product basis)	$34,921	$28,419	$119,944	$84,492
By-product metal revenues	(37)	(85)	(124)	(125)
Cash operating costs (by-product basis)	$34,884	$28,334	$119,820	$84,367
Gold production (ounces)	43,130	41,710	141,742	141,031
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$810	$681	$846	$599
By-product basis	$809	$679	$845	$598

Pinos Altos Mine - Total Cash Costs per Ounce of Gold Produced (vi)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Production costs	$32,690	$30,042	$123,342	$116,959
Adjustments:
Inventory and other adjustments(vii)	(1,976)	1,354	(581)	2,473
Cash operating costs (co-product basis)	$30,714	$31,396	$122,761	$119,432
By-product metal revenues	(6,414)	(10,819)	(31,643)	(51,773)
Cash operating costs (by-product basis)	$24,300	$20,577	$91,118	$67,659
Gold production (ounces)	40,670	46,490	171,019	181,773
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$755	$675	$718	$657
By-product basis	$597	$443	$533	$372

Creston Mascota deposit at Pinos Altos - Total Cash Costs per Ounce of Gold Produced (iv)(vi)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Production costs	$7,729	$4,979	$28,007	$19,425
Adjustments:
Inventory and other adjustments(vii)	(84)	104	1,232	(2,289)
Cash operating costs (co-product basis)	$7,645	$5,083	$29,239	$17,136
By-product metal revenues	(423)	(280)	(1,574)	(795)
Cash operating costs (by-product basis)	$7,222	$4,803	$27,665	$16,341
Gold production (ounces)	12,989	10,666	47,842	32,120
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$589	$477	$611	$534
By-product basis	$556	$450	$578	$509

La India Mine - Total Cash Costs per Ounce of Gold Produced (v)(vi)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Production costs	$13,110	$—	$36,949	$—
Adjustments:
Inventory and other adjustments(vii)	(514)	—	1,172	—
Cash operating costs (co-product basis)	$12,596	$—	$38,121	$—
By-product metal revenues	(1,055)	—	(3,230)
Cash operating costs (by-product basis)	$11,541	$—	$34,891	$—
Gold production (ounces)	23,274	—	71,601
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$541	$—	$532	$—
By-product basis	$496	$—	$487	$—

Reconciliation of Production Costs to Minesite Costs per Tonne(ix) by Mine

LaRonde Mine - Minesite Costs per Tonne(ix)

Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Production costs	$47,629	$53,061	$188,736	$228,640
Inventory adjustment(x)	(1,837)	(487)	(1,511)	(6,259)
Minesite operating costs	$45,792	$52,574	$187,225	$222,381
Minesite operating costs (thousands of C$)	C$	52,073	C$	55,194	C$	206,858	C$	229,004
Tonnes of ore milled (thousands of tonnes)	538	619	2,085	2,319
Minesite costs per tonne (C$)(ix)	C$	97	C$	89	C$	99	C$	99

Lapa Mine - Minesite Costs per Tonne(ix)

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014		December 31, 2013		December 31, 2014		December 31, 2013
Production costs	$17,463		$17,368		$61,056		$69,371
Inventory adjustment(x)	(1,999)		(907)		545		(1,216)
Minesite operating costs	$15,464		$16,461		$61,601		$68,155
Minesite operating costs (thousands of C$)	C$	17,636	C$	17,281	C$	68,128	C$	70,194
Tonnes of ore milled (thousands of tonnes)	162		168		639		640
Minesite costs per tonne (C$)(ix)	C$	109	C$	103	C$	107	C$	110

Goldex Mine - Minesite Costs per Tonne(i)(ix)

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014		December 31, 2013		December 31, 2014		December 31, 2013
Production costs	$17,350		$15,339		$64,836		$15,339
Inventory adjustment(x)	(290)		1,895		(797)		1,895
Minesite operating costs	$17,060		$17,234		$64,039		$17,234
Minesite operating costs (thousands of C$)	C$	19,314	C$	18,093	C$	70,728	C$	18,093
Tonnes of ore milled (thousands of tonnes)	575		492		2,117		492
Minesite costs per tonne (C$)(ix)	C$	34	C$	37	C$	33	C$	37

Meadowbank Mine - Minesite Costs per Tonne(ix)

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014		December 31, 2013		December 31, 2014		December 31, 2013
Production costs	$67,099		$82,528		$270,824		$318,414
Inventory adjustment(x)	(1,177)		(4,230)		2,539		(5,222)
Minesite operating costs	$65,922		$78,298		$273,363		$313,192
Minesite operating costs (thousands of C$)	C$	73,612	C$	82,081	C$	300,635	C$	322,677
Tonnes of ore milled (thousands of tonnes)	1,027		1,049		4,129		4,143
Minesite costs per tonne (C$)(ix)	C$	72	C$	78	C$	73	C$	78

Canadian Malartic Mine - Minesite Costs per Tonne (ii)(ix)

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014		December 31, 2013		December 31, 2014		December 31, 2013
Production costs	$47,701		$—		$113,916		$—
Inventory adjustment(viii)(x)	(1,627)				(11,656)
Minesite operating costs	$46,074		$—		$102,260		$—
Minesite operating costs (thousands of C$)	C$	52,327	C$	—	C$	113,818	C$	—
Tonnes of ore milled (thousands of tonnes)	2,449		—		5,263		—
Minesite costs per tonne (C$)(ix)	C$	21	C$	—	C$	22	C$	—

Kittila Mine - Minesite Costs per Tonne(iii)(ix)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Production costs	$36,546	$27,179	$116,893	$97,934
Inventory and other adjustments(xi)	(1,753)	1,095	2,560	(13,848)
Minesite operating costs	$34,793	$28,274	$119,453	$84,086
Minesite operating costs (thousands of €)	€27,500	€21,629	€89,987	€64,102
Tonnes of ore milled (thousands of tonnes)	366	308	1,156	883
Minesite costs per tonne (€)(ix)	€75	€70	€78	€73

Pinos Altos Mine - Minesite Costs per Tonne(ix)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Production costs	$32,690	$30,042	$123,342	$116,959
Inventory adjustment(x)	(2,375)	672	(2,376)	(821)
Minesite operating costs	$30,315	$30,714	$120,966	$116,138
Tonnes of ore processed (thousands of tonnes)	634	673	2,520	2,726
Minesite costs per tonne (US$)(ix)	$48	$46	$48	$43

Creston Mascota deposit at Pinos Altos - Minesite Costs per Tonne(iv)(ix)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Production costs	$7,729	$4,979	$28,007	$19,425
Inventory and other adjustments(xi)	(163)	(5)	870	(2,564)
Minesite operating costs	$7,566	$4,974	$28,877	$16,861
Tonnes of ore processed (thousands of tonnes)	551	325	1,794	1,023
Minesite costs per tonne (US$)(ix)	$14	$15	$16	$16

La India Mine - Minesite Costs per Tonne(v)(ix)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Production costs	$13,110	$—	$36,949	$—
Inventory adjustment(x)	(652)	—	778	—
Minesite operating costs	$12,458	$—	$37,727	$—
Tonnes of ore processed (thousands of tonnes)	1,427	—	4,442	—
Minesite costs per tonne (US$)(ix)	$9	$—	$8	$—

Notes:

(i)             The Goldex mine’s M and E Zones achieved commercial production on October 1, 2013.

(ii)          On June 16, 2014, the Company and Yamana Gold Inc (“Yamana”) completed the joint acquisition of 100.0% of the issued and outstanding common shares of Osisko Mining Corporation by way of a court-approved plan of arrangement (the “Arrangement”).  As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Canadian Malartic General Partnership (“CMGP”), which operates the Canadian Malartic mine, and have formed a joint committee to manage its operations.  The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine.

(iii)       Excludes the Kittila mine’s results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159 in production costs during the second quarter of 2013, which were removed from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne by means of the inventory and other adjustments line in their respective reconciliation tables.

(iv)      Excludes the Creston Mascota deposit at Pinos Altos’ results for the first quarter of 2013 due to the temporary suspension of active leaching between October 1, 2012 and March 13, 2013.  The Creston Mascota deposit at Pinos Altos incurred $3,117 in production costs during the first quarter of 2013, which were removed from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne by means of the inventory and other adjustments line in their respective reconciliation tables.

(v)         The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(vi)      Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the interim unaudited consolidated statement of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vii)   Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue.  Other adjustments include the addition of smelting, refining and marketing charges to production costs, and the production costs referenced in notes (iii) and (iv) above.

(viii) For the second quarter of 2014 the Canadian Malartic inventory adjustment includes a fair value increment on finished goods inventory related to the purchase price allocation as part of the acquisition of Osisko Mining Corporation.

(ix)

Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the interim unaudited consolidated statement of income (loss) for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(x)	This inventory adjustment reflects production costs associated with unsold concentrates.

(xi)	This inventory and other adjustment reflects production costs associated with unsold concentrates, and the production costs referenced in notes (iii) and (iv) above.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

Year Ended
(United States dollars per ounce of gold produced, except where noted)	December 31, 2014

Production costs per the consolidated statements of income (loss) (thousands of United States dollars)	$1,004,559
Adjusted gold production (ounces)(i)	1,425,796
Production costs per ounce of adjusted gold production:(i)	$705
Adjustments:
Inventory and other adjustments(ii)	16
Total cash costs per ounce of gold produced (co-product basis)(iii)	$721
Byproduct metal revenues	(84)
Total cash costs per ounce of gold produced (by-product basis)(iii)	$637
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	230
General and administrative expenses (including stock options)	83
Non-cash reclamation provision	4
All-in sustaining costs per ounce of gold produced (by-product basis)	$954
Byproduct metal revenues	84
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,038

Notes:

(i)

The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(ii)

Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(iii)

Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the interim unaudited consolidated statements of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.